                                    EXHIBIT A

                                 CITY OF NAPLES

                                TABLE OF CONTENTS



                                                                  Page
                                                                  ----
INTRODUCTION......................................................    7
CITY OF NAPLES....................................................    9
THE ECONOMY.......................................................   14
FINANCIAL CONDITION OF THE CITY...................................   16
THE REPUBLIC OF ITALY.............................................   28
OFFICIAL STATEMENTS...............................................   52
AUTHORIZED REPRESENTATIVE IN THE UNITED STATES....................   52
SCHEDULE OF OUTSTANDING DEBT AS OF DECEMBER 31, 2003..............   53

                                  INTRODUCTION

The Euro

The Treaty on the European Union (the "Maastricht Treaty"), which came into effect on November 1, 1993, established the guidelines for a single European currency under the monetary control of a European Central Bank. The European Monetary Institute ("EMI") was subsequently established with responsibility for the technical preparations for European Monetary Union (including instruments, procedures and regulations) as well as for strengthening cooperation and coordination among the monetary authorities of the member states. With the approval of the Council of the European Union, Italy, Austria, Belgium, Finland, France, Germany, Greece, Ireland, Luxembourg, the Netherlands, Portugal and Spain (the "Participating Member States") agreed to adhere to the Maastricht Treaty.

On January 1, 1999, the Euro officially became a currency, alongside each of the national currencies of Participating Member States, which were fixed at irrevocable conversion rates to the Euro, and the currencies of European Union member countries that are not Participating Member States were linked to the Euro. The national currency of each Participating Member State continued to be the sole legal tender for cash transactions in each nation. The conversion rate between the Euro and the Italian Lira was fixed at Lit.1,936.27 per Euro. The following table sets forth the fixed conversion rates between the Euro and each of the twelve Participating Member States' national currencies:


             Belgian/
            Luxembourg   French   Deutsche  Irish      Dutch    Portuguese  Spanish    Austrian    Finnish   Italian     Greek
              Francs     Francs     Mark    Pounds    Guilder     Escudos   Pesetas   Schillings    Marks      Lira     Drachma
            ----------   ------   -------   ------    -------   ----------  -------   ----------   --------  -------    -------
'E'1.00      40.3399     6.55957  1.95583  0.787564   2.20371     200.482   166.386    13.7603     5.94573   1936.27    340.750

         Also on January 1, 1999, the European Central Bank in Frankfurt began to determine the monetary policy for the Participating Member States centrally. Beginning on January 1, 2002, the Euro was introduced as the legal tender in each of the Participating Member States and each of the pre-existing national currencies continued to be accepted for temporary periods ending no later than March 1, 2002. The Italian Lira ceased to be legal tender on March 1, 2002, and has been removed from circulation and replaced by the Euro.

         All Lira amounts have been converted into Euro at the fixed exchange rate of Lit.1,936.27 to 'E'1.00.

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information regarding exchange rates between the U.S. Dollar and the Euro, based on the Noon Buying Rate for Euros expressed in Euro for $1.00 (rounded to the nearest Euro). These rates are provided solely for your convenience. We do not represent that the named currencies could have been converted at these rates or any other rate.

The column of averages in the tables below shows the averages of the relevant exchange rates on the last business day of each month during the relevant period. The high and low columns show the highest and the lowest mid-market quotes, respectively, on any business day during the relevant period. Except as otherwise specified, all amounts in this Annual Report are expressed in Euro ("EUR", "Euro" or " 'E' ") or in United States Dollars ("Dollars", "$", "US$" or "U.S. Dollars"). Amounts stated in Dollars, unless otherwise indicated, have been translated from Euro at an assumed rate solely for convenience, and should not be construed as representations that the Euro amounts actually represent such Dollar amounts or could be converted into Dollars at the rate indicated or any other rate.

                                             U.S. Dollar per Euro(1)

              Year ended December 31,                 End of Period     Average(2)      High        Low
--------------------------------------------------    -------------     ----------      ----        ---
2003 .............................................        1.26             1.13         1.26        1.04
2002 .............................................        1.05             0.95         1.05        0.86
2001 .............................................        0.89             0.89         0.95        0.84
2000..............................................        0.94             0.90         1.03        0.83
1999..............................................        1.00             1.07         1.18        1.00

---------------
(1) Based on the U.S. Federal Reserve Bank noon buying rate for Euro for 1999, 2000, 2001, 2002 and 2003.

(2) Based on the average of the exchange rates for the last business day of each month during the relevant period.

                                 CITY OF NAPLES

General

The City of Naples (the "City" or the "City of Naples") is located in the Southern portion of the Republic of Italy ("Italy" or the "Republic") on the Mediterranean coast in the region of Campania.

The City dates from the sixth or seventh century B.C., when Greek colonists established an outpost under the name of "Parthenope" on what is now Naples. "Parthenope" later changed its name to "Palepolis" (old town) before the inhabitants of the Greek colony Cuma founded "Neapolis" (new town) in 475 A.D. Over the centuries, Naples became a prosperous commercial center and has remained an important trading port on the Mediterranean Sea ever since.

Today, the City occupies an area of 117.2 square kilometers (approximately 453 square miles). With a population of approximately one million as of December 31, 2003, Naples is the third largest city in Italy, after Rome and Milan. The population of the Naples metropolitan area (known as the Provincia di Napoli) amounted to approximately 3.1 million as of December 31, 2003.

Naples is the capital of the region of Campania (hereinafter referred to as the "Region of Campania" or the "Region"), the second most populous of Italy's 20 regions. As of December 31, 2003, Campania had a population of approximately 5.7 million representing approximately 10.0% of the population of Italy. Campania, along with the regions of Abruzzo, Molise, Puglia, Calabria, Basilicata, Sicily and Sardinia, form an area in Southern Italy known as the "Mezzogiorno".

With an international airport, an extensive road and rail network and one of the most important ports in the Mediterranean Sea, the City of Naples is well connected to local communities as well as strategically placed to conduct international trade. Its strategic location has historically led to the growth of Naples into one of Italy's major cities while the City's local environment and proximity to the islands of Capri, Ischia and Procida have established tourism as one of its most important industries.

In June 1996, the City of Naples issued $195 million in aggregate principal amount of senior notes (the "Notes") in a registered offering in the United States and listed the Notes on the New York Stock Exchange. The Notes bear interest at a rate of 7.52% per annum and mature on July 15, 2006.

The principal office of the City is located at Palazzo San Giacomo, Piazza del Municipio, Naples, Italy.

Governmental Organization

Relationship between Central Government and Local Governments

The Republic of Italy has been a democratic republic since June 2, 1946. Its government is organized territorially and administratively on national, regional and local levels. Legislative, executive and judicial powers are exercised at the national level by the Central Government of Italy (the "Central Government"). Limited legislative and executive powers are exercised by the governments of regions (regioni, of which there are 20), provinces (province, of which there are 103) and municipalities (comuni, of which there are approximately 8,100).

The Central Government has exclusive powers to act, inter alia, in the areas of international relations, defense, armed forces and national security, foreign trade and economic, monetary and energy policies. The Central Government also has powers to act in other areas, such as public works, water resources, railways and transportation. The Central Government provides a substantial portion of the funds of regions, provinces and municipalities.

Due to recent amendments to the Italian Constitution (the "Constitution"), introduced by Constitutional Law No. 3 of October 18, 2001, regions now have greater legislative powers which can be exercised on all those matters not expressly reserved to the competence of the Central Government as well as on such other matters falling within the concurrent competence of regions and the Central Government, while provinces and municipalities exercise certain regulatory and executive powers at local level.

In particular, new Article 118 of the Constitution attributes administrative functions to municipalities with the exception of those functions that are attributed to provinces, metropolitan cities, regions or the Central Government in order to guarantee the co-ordinated exercise of these functions. The recent amendments to the Constitution implement the principle that the management of public functions should be attributed to those entities such as municipalities which are nearest to citizens and consequently in a position to grant them the most efficient support (principio di sussidiarieta).

As a consequence of the federalist reform which started with Law No. 59 of March 15, 1997 (the "Legge Bassanini") and which is still in progress today, municipalities currently derive the majority of their revenues from their own sources (namely taxes and income from the provision of public services).

In particular, Constitutional Law No. 3 provides that: (i) municipalities have financial autonomy within certain limits; (ii) municipalities are entitled to establish and collect their own taxes and other revenues in a manner consistent with the general criteria set forth by the Constitution and in compliance with the principles of co-ordination of public debt and the domestic tax system;
(iii) municipalities are entitled to receive a portion of Central Government taxes collected within their territory; (iv) the redistribution of resources from richer to poorer areas shall be effected by means of an equalization fund;
(v) the revenues listed in the preceding paragraphs (i) to (iv) be used to fund the public functions devolved to municipalities; (vi) to promote economic development, cohesion and economic and social balance, the Central Government shall devote additional resources to and, where necessary, intervene in support of, specific municipalities; and (vii) the municipalities shall have their own assets attributed according to the general principles set forth by the Central Government and may incur indebtedness only to finance investment which indebtedness cannot be guaranteed by the Central Government.

The Region of Campania has powers with respect to general economic and social issues and is responsible for providing resources to finance municipal and provincial investment programs. Its powers are largely administrative and cover the regulation of regional offices and administrative authorities; local, rural and urban policing; fairs and markets; charities, health trusts and hospitals; professional training and education; museums and libraries belonging to local authorities; town planning; tourism and hotels; national tramways and motorways; road maintenance, aqueducts and public works of national interest; navigation; regulations relating to minerals and thermal water; regulations relating to quarries; agriculture; forestry; and arts and crafts.

The City is responsible for managing City-owned properties, providing City-wide services such as urban transportation, water, sewers and waste disposal, constructing and managing government housing on behalf of the Central Government, certain pre-schools, museums and cultural sites, local economic promotion, certain social services for the elderly, foster children and handicapped individuals (retirement homes, foster care and renovation for handicapped access) and various local civil services. See "--Major Activities". The City conducts a number of these services through its subsidiaries. See "Financial Condition of the City--Subsidiaries".

Local Administration

Naples is governed by a Mayor, a City Council (Consiglio Comunale) and a City Board (Giunta Comunale). Supervisory and advisory assistance is provided to the City Council through the Board of Auditors (Collegio dei Revisori). Since the electoral reforms of June 1993, the Mayor is elected directly by popular vote for an uninterrupted term of five years. The Mayor is responsible for appointing the members of the City Board. In Naples, the City Council consists of 60 members elected by popular vote for terms of five years. The City Council has responsibility for the City's policy and regulation. In particular, the City Council is responsible for the City's accounts and budgets and enacting relevant statutes and by-laws; the City's investment programs; provisions of and setting tariffs for public services; bond issues and other debt financing; and managing the City's fixed assets. The City Board is an administrative and executive body, responsible for making proposals to the City Council and administration of the City Council's policies. The City Board is in charge of drawing up the provisional and final financial statements and the long-term budget. The City Board consists of the Mayor and sixteen assessori, which are chosen directly by the Mayor and cannot be members of the City Council. Each assessore is responsible for one or more administrative departments.

The Board of Auditors, which is nominated by the City Council, consists of three members that have three-year terms. Members of the Board of Auditors have the right to access all municipal records and documents and to attend meetings of the City Council. The Board of Auditors is empowered to provide comments on draft budgets and budget amendments, monitor the City's accounting and financial management, prepare an annual report on the City's financial statements, conduct cash controls on the City's treasury department on three-month intervals and refer serious mismanagement or fraud to the City Council and to law enforcement authorities.

Today, the Mayor must attain an absolute majority of votes. In the event that a candidate obtains less than a majority, a second ballot must be held between the two candidates with the highest number of votes. Each list of candidates for the City Council is linked to one candidate for the position of Mayor. The candidates on the elected Mayor's list are automatically awarded the greater of 60.0% of the City Council seats or the percentage of the City Council seats equal to the percentage vote obtained in the election. The remaining seats are distributed among the candidates on the other lists based on the percentage vote obtained in the election.

The current Mayor, Mrs. Rosa Russo Jervolino, a member of the center-left coalition (L'Ulivo), was elected in May 2001. Her current term expires in May 2006. Mrs. Russo Jervolino has been a minister in the Central Government on several occasions in the past.

The following table shows the political party affiliations of the City Councilors elected in the most recent election:

             Representation of Political Parties in the City Council

                                                                                       Administrative Election of
                                                                                              May 13, 2001
                                                                                       --------------------------
                                 Political Party                                        Seats          Percentage
----------------------------------------------------------------------------------     -------        ------------
Democratic Party of the Left (Partito Democratico della Sinistra).................              18              30.0%
Daisy (Margherita)................................................................               5               8.3%
Popular Party (Partito Popolare)..................................................               3               5.0%
Communist Refoundation (Rifondazione Comunista)...................................               3               5.0%
Greens (Verdi)....................................................................               3               5.0%
Renew Italy (Rinnovamento Italiano)...............................................               1               1.6%
Italian Democratic Left (Sinistra Democratica Italiana)...........................               1               1.6%
Republican Party (Partito Repubblicano)...........................................               1               1.6%
Italian Communist Party (Partito dei Comunisti Italiani)..........................               1               1.6%
Total Majority....................................................................              36              60.0%
                                                                                        ----------     -------------

Go Italy (Forza Italia)...........................................................              11              18.3%
National Alliance (Alleanza Nazionale)............................................               5               8.3%
House of Liberties - Martusciello for Major
(Casa delle Liberta per Martusciello per Sindaco).................................               5               8.3%
Christian Democratic Party (Partito Democratico Cristiano)........................               2               3.3%
White Flower (Bianco Fiore).......................................................               1               1.6%
                                                                                        ----------     -------------
Total Opposition..................................................................              24              40.0%
                                                                                        ----------     -------------

                                                                Total City Council              60             100.0%
                                                                                        ==========     =============

Employees of the City

The following table shows the employees of the City at the dates indicated:

                         Employees of the City of Naples

                                                                         Year ended December 31,
                                                      -----------------------------------------------------------
                                                        1999         2000         2001          2002         2003
                                                       ------       -----        ------        ------       ------
City of Naples............................                15,635       13,471       13,457     13,465       13,393
                                                       =========    =========    =========   ========     ========

As of December 31, 2003, the City employed 13,393 employees, representing a 0.5% decrease from the December 31, 2002 total of 13,465. The decrease in employees was the result of the retirement of employees without replacement in accordance with the cost-cutting measures set forth in the financial law 2003.

Unions represent City employees. Separate contracts are negotiated on a national basis for non-executive and executive employees. Generally, the contracts are for four-year terms and the economic aspects of the contract are negotiated every two years. The contracts generally expire prior to the negotiation of a new contract. Until the new contract is in effect, the terms of the prior contract are generally respected and upon effectiveness of the new contract retroactive payments are made. The City's national contracts expired on December 31, 2003. New national contracts were entered into on January 1, 2004. Naples has not experienced significant work stoppages by City employees in the past three years. The pensions of City employees are paid by the Central Government entity INPDAP (Institute of Social Security for Public Administration Employees), which was created specifically for public sector employees.

Major Activities

The City is responsible for managing City-owned properties. The management of these properties was outsourced to an external company, Romeo Immobiliare, which provides City-wide services such as urban transportation, water, sewers and waste disposal, constructing and managing government housing on behalf of the Central Government, certain pre-schools, museums and cultural sites, local economic promotion, certain social services for the elderly, foster children and handicapped individuals (retirement homes, foster care and renovation for handicapped access) and various local civil services. The City conducts a number of these services through its subsidiaries (joint stock companies (societa per azioni)). See "Financial Condition of the City--Subsidiaries".

Public Housing. The construction and maintenance of public housing is substantially funded by the Central Government with a lesser part sustained by the City. The Central Government provides its funding allotment through direct project grants to the City, which are then disbursed under the supervision of the City's administration. After several years of low capital expenditures on public housing due to dissesto, in 2003 the City spent approximately 'E'38.6 million on housing improvement, renovation and construction.

Education. Primary and secondary education is principally the responsibility of the Central Government. The City operates nursery schools and kindergartens. The City also provides funding for certain expenses of primary and secondary schools. Furthermore, five universities are located in Naples, however, they are not the responsibility of the City.

Waste Collection and Disposal. The City and the Region of Campania share responsibility for waste disposal. Garbage collection is performed by ASIA S.p.A., which is 100.0% owned by the City. Identifying and constructing new dumps is the responsibility of the Region of Campania.

Public Security. The City maintains a municipal police force of approximately 2,470 officers. The main responsibilities of the police force are traffic control and traffic violations, audits for evasion of City fees and taxes, public building security and enforcement of building codes. In 2003, significant expenses were incurred (totaling 'E'80.4 million) for public security purposes.

Sewage System and Waterworks. The City is responsible for the construction, maintenance and management of the sewage system in the City. As of December 31, 2003, the sewage system consisted of over 1,000 kilometers of sewers. Due to the age of the sewage system, for the past few years the City has budgeted and incurred significant maintenance and capital expenditures for the system. The City supplies drinkable water to its inhabitants through ARIN (Azienda Risorse Idriche di Napoli), a joint stock company (societa per azioni) wholly owned by the City. See "Financial Condition of the City--Subsidiaries". ARIN utilizes a network of approximately 2,360 kilometers of pipes to distribute drinking water to more than 2 million people in the Naples metropolitan area with an average water supply of approximately 82,061,542 cubic meters in 2003. As part of a process towards a more efficient management system of water resources, including sourcing, distribution, depuration and sewerage, the Region of Campania has recently implemented a reorganization plan, whereby the management of water resources has been entrusted to macro-urban areas, each named "Ambito Territoriale Ottimale" ("ATO"), which must appoint single entities to carry out such management activities. As a result, the City will no longer be responsible for the management of the City's water resources. The City proposed that this role be carried out by ARIN which is the leading company in the Region of Campania in this area. At the end of the year 2003, the Region of Campania had not yet assigned this role. In 2003, ARIN was awarded an ISO9001 quality accreditation.

Urban and Suburban Transportation. The City provides urban transportation through ANM (Azienda Napoletana Mobilita), a joint stock company (societa per azioni) 100.0% owned by the City and Metronapoli S.p.A., which is

62.0% owned by the City. ANM also provides suburban transportation through CTP (Consorzio Trasporti Pubblici), a consortium 50.0% owned by the City and 50.0% owned by the Provincia di Napoli. See "Financial Condition of the City-- Subsidiaries".

Urban Infrastructure. City planning is designed to promote the orderly development and continual improvement of the City and to provide the infrastructure for a healthy and cultural urban life for its citizens. For these purposes the City prepared and recently approved a regulatory plan (piano regolatore) relating to the design, construction and maintenance of urban infrastructure, including roads, subways, waterworks, sewage works, parks, and urban development for residential area projects and redevelopment projects. Building regulations are also imposed for land use control and for safety, fire prevention and sanitation purposes, as well as to ensure the conformity of buildings with zoning and occupancy regulations.

Roads. There were approximately 1,122 kilometers of public roads in the City as of December 31, 2003. While the City is not responsible for the construction of new roads, it is responsible for their maintenance and lighting.

Other Transport. Naples International Airport (Capodichino) connects Naples with other major Italian and international airports. The operations of Capodichino are conducted by GE.S.A.C. (Societa Gestione Servizi Aeroporti Campania S.p.A.), a limited liability corporation which is owned by British Airport Authorities Plc ("BAA", which owns 65.0% through its subsidiary BAA Italia S.p.A.), the City of Naples and Provincia di Napoli (which own 12.5% each), SEA S.p.A. and Interporto Campano S.p.A. (which own 5.0% each); see "Financial Condition of the City--Subsidiaries". In 2003, approximately 4.59 million passengers traveled on flights arriving at or departing from Capodichino resulting in an 11.2% increase from the approximately 4.13 million passengers registered in 2002. In addition, approximately 8.14 thousand tons of merchandise were transported through the airport in 2003 as compared to 2.68 thousand tons in 2002 (Source: Bank of Italy Annual Report for 2003 (May 2004)).

The port of Naples is one of the largest Italian ports with respect to the number of passengers and ships and the fourth-largest with respect to tonnage. In 2003, the port had a flow of approximately 859,849 passengers and approximately 19.4 million tons of cargo as compared to 843,136 passengers and approximately 18.6 million tons of cargo in 2002 representing a 4.2% and a 2.0% increase, respectively. The port is managed by an autonomous entity (Ente Autonomo Porto) (Source: Bank of Italy Annual Report for 2003 (May 2004)).

City Properties. The City owns properties, including land and buildings (both for public use and residential housing) which at December 31, 2003, had a value of approximately 'E'3,645 million, according to the public registrar's office. All such properties are subject to the dissesto procedure. See "Financial Condition of the City--Dissesto Finanziario".

Utilities. As in other parts of Italy, the construction of the network and its maintenance are provided by Telecom Italia S.p.A. The electrical power in Naples is supplied primarily by ENEL, the formerly state-owned electric power distribution company.

                                   THE ECONOMY

Region of Campania

The following discussion of the economy of Campania and the City is based on data of ISTAT (Istituto Nazionale di Statistica), the Bank of Italy (Banca d'Italia), and the Region of Campania.

In 2003, approximately 6.5% of Italy's gross domestic product ("GDP") was generated in Campania and 3.4% of Italy's GDP was generated in Naples. In the year ended December 31, 2003, Campania's GDP per capita was approximately 'E'13,469 as compared to approximately 'E'20,232 for Italy as a whole. The unemployment rate in 2003 was 21.1% in Campania (as compared to 9.0% in Italy during the same period).

The European Union's Operational Program for Campania. On August 8, 2000, the European Commission approved an operational program (the "Program") for Campania to support the Region's development through measures on natural, cultural and human resources, local development systems, urban areas, networks and service centers. The Program is part of the Community Support Framework for the period 2000-2006 (Quadro Comunitario di Sostegno) which operates in underdeveloped areas by assisting their development and supporting their economic and social stability. In Italy, such areas comprise the entire Mezzogiorno. The total amount of the grant is approximately 'E'9,216 million. The Community contribution amounts to 'E'3,825 million (41.5% of the total), the balance being borne by national and regional authorities and by the private sector. Community funding will be provided by the European Regional Development Fund (65.5%), the European Social Fund (16.5%), the European Guidance and Guarantee Fund (17.0%) and the Financial Instrument for Fisheries Guidance (1.0%).

Funds provided by the Central Government and the European Union are contingent upon their being allocated to specific projects and must be returned to the European Union if not spent on such projects.

The Program principally focuses on six areas: (i) Natural Resources (measures relating to the improvement of water resources, soil and coastline protection, upgrading of natural areas, waste processing and energy management with special reference to renewable resources); (ii) Cultural Resources (enhancement of the region's cultural resources as a factor contributing to its economic and social development); (iii) Human Resources (measures are closely linked to the Commission's recommendations and the national action plan in the context of the European strategy for employment; research and technological innovation measures are also planned); (iv) Local Development Systems (promoting local development systems, in particular industrial districts and export systems, and new companies, supporting demand for high-quality services and upgrading professional qualifications; special emphasis is placed on boosting the competitiveness of tourism and developing its potential); (v) Cities (enhancement of the City's role in its territorial context as a means of improving competitiveness and the social potential of urban areas); and (vi) Networks and Service Centers (the measures aim to develop transport infrastructures and to accelerate the introduction of the information society in education, public administrations and the production base; actions to internationalize the regional economy are also planned). In addition, technical assistance measures will be provided to assist with the management of, information on, implementation of, control and evaluation of all aspects of the Program.

The City of Naples

General. Naples is the major business, commercial and cultural center of the Region of Campania. In 2003, the City's GDP per capita was approximately 'E'13,000 as compared to an average of 'E'13,469 for the Region of Campania as a whole.

Naples is a center for tourism due to its historic value and the proximity of Pompei, Hercolaneum, the Amalfi Coast and the islands of Capri, Ischia and Procida. In 2003, approximately 4.52 million tourists visited the Region as compared to 4.55 million in 2002, representing a decrease of 0.7%. The administration has made the restoration of the historic areas of the City, in particular near the port, a centerpiece of its agenda to promote tourism.

Employment. The unemployment rate for the City of Naples is higher than the Italian national average, as is the case for the Region of Campania as a whole. In 2003, the unemployment rate for the City of Naples was 23.6%. In 2002, the unemployment rate was 24.7% in Naples and 21.1% in the Region as compared to a national average of 9.0%. Since 1995, the unemployment rate for the City of Naples has decreased by approximately 2.5%.

Inflation. The table below shows annual increases in the consumer price index of Naples and Italy for the periods indicated.

                         Change of Consumer Price Index

                                                                     Year Ended December 31,
                                                ----------------------------------------------------------------
                                                1999           2000          2001            2002           2003
                                                ----           ----          ----            ----           ----
Naples....................................      1.8%           1.9%          2.7%            2.4%           2.7%
Italy.....................................      1.7%           2.5%          2.7%            2.5%           2.5%

---------------
Source: ISTAT, Servizi Statistici Comune di Napoli.

                         FINANCIAL CONDITION OF THE CITY

Summary

The City of Naples prepares its financial statements in accordance with accounting principles and standards established by the Local Authorities Act (regolamento di contabilita), which requires the preparation of the annual provisional budget (bilancio annuale di previsione), the pluri-annual budget (bilancio pluriennale) and the financial report (rendiconto).

The relationships between the City, the Central Government and the regional government are governed by one principal law, Law 267/2000 (the "Municipal law") and by the annual financial laws (leggi finanziarie). The City derives the majority of its revenues from transfers, primarily from the Central Government. Municipalities are permitted to levy direct and indirect taxes and charges and fees for services.

The general administration of Naples' finances is the responsibility of the City Board and the City Council. The budget is initially developed by the respective departments of the City and consolidated by the financial services department. After approval by the City Board, the budget is provided to the Board of Auditors for its review and comments. Thereafter, the budget together with an annual report prepared by the Board of Auditors is submitted to the City Council for approval. The City Council is required to approve year-end financial statements no later than on June 30 of each year. The budget for each year is required to be approved by December 31 of the previous year. In practice, however, the budget may be delayed due to the lack of a budget at the Central Government. The City budget is completed after the approval of the Central Government budget, so that the budgeted revenues from Central Government transfers are committed, not estimated. If the City's budget has not been approved by the beginning of the year, expenditures are limited to one twelfth of the previous year's amounts, except for payment of personnel, outstanding obligations, debt payments, taxes and operations necessary to avoid severe damage to the local authority which are not subject to such limit. At least once a year, by September 30, the administration is required to review the budget for imbalances and to make any necessary adjustments by November 30. Local authorities must include in the budget a reserve of not less than 0.3% and not more than 2.0% of budgeted expenses to be used for extraordinary or greater than expected expenses.

The current surplus is calculated on an accrual basis. The current revenues are required to exceed current expenditures and debt repayments. The issuance of bonds is permitted only for capital investments or to refinance older, more expensive loans, where bonds would provide access to more favorable funding. New borrowing is only permitted if interest expense, net of interest transfers from the central and regional governments, is less than 25.0% of the year's current revenue.

Municipal Treasurer (Tesoriere Comunale). Municipalities in Italy are required to effect all payments and collect all revenues through an account with a specially appointed municipal treasurer (Tesoriere Comunale). The municipal treasurer intermediates funds between the City and the Bank of Italy. The municipal treasurer is required to deposit all surplus cash on a daily basis into an account at the local branch of the Bank of Italy (Tesoreria Unica). In the case of Naples, the municipal treasurer is SanPaolo - Banco di Napoli.

Irrevocable Payment Delegation (Delegazione di Pagamento). The municipal treasurer can be granted an irrevocable authorization to pay interest on, and repay the principal of, debt when due on behalf of the City (delegazione di pagamento). Upon entering into a bond issue, the City is required to implement such a delegazione di pagamento by providing the municipal treasurer with the required power as well as a timetable for payments of interest and principal. The City may, but is not required to, provide for a delegazione di pagamento on loans other than bonds. Historically, the City has made such irrevocable payment delegations on all its financial indebtedness. See "Debt of the City". Once the authority has been delegated, the municipal treasurer is required to make future payments as interest and principal become due. The Municipal law requires the municipal treasurer to allocate appropriate funds in a reserve for payment of interest and principal on debt. Payments are made out of funds arising from tax revenues, transfers from the Central Government, the Region and other public entities and certain non-tax revenues.

Revenues and Expenditures. The following table sets forth the current revenues, expenditures, capital revenues and spending for the periods indicated:

                                                                Year Ended December 31,
                                     ------------------------------------------------------------------------------
                                                                                                           Budget
                                          1999         2000          2001         2002         2003        2004(2)
                                     -----------  -----------    ----------    ---------    ---------    ----------
                                                                       ('E' millions)
                                     ------------------------------------------------------------------------------
  Current revenues.................      1,161.9      1,164.0       1,301.5      1,304.5      1,266.0       1,284.0
  Previous Year Balance for                 14.2            0           5.0          7.2            0         118.0
  Current Expenditures(1)..........
  Current Expenditures.............     (1,020.2)    (1,036.2)     (1,167.3)    (1,149.8)    (1,112.0)     (1,327.0)
                                     -----------  -----------    ----------    ---------    ---------    ----------
  Current Balance..................        155.9        127.8         139.2        161.0        154.0          75.0
                                     -----------  -----------    ----------    ---------    ---------    ----------
  Capital Revenues.................        271.3        263.6         114.0        248.8        253.0         280.0
  Previous Year Balance for                 77.8         13.3           1.3            0            0             0
  Capital Expenditures(1)..........
  Capital Spending.................       (419.1)      (513.3)       (235.7)      (359.7)      (515.0)       (418.0)
                                     -----------  -----------    ----------    ---------    ---------    ----------
  Balance Before Financing.........          8.1       (121.9)         17.5        (51.0)      (108.0)        (63.0)
                                     -----------  -----------    ----------    ---------    ---------    ----------
  New Borrowing....................         61.2        203.3          93.8         51.2        205.0         144.0
  Reimbursement of Borrowing.......        107.4         72.8          74.3         73.4         78.0          81.0
                                     -----------  -----------    ----------    ---------    ---------    ----------
  Total Balance....................         39.7         21.9          38.3         28.8         19.0             0
                                     ===========  ===========    ==========    =========    =========    ==========

---------------
(1) Represent surpluses from previous years allocated to Current Expenditures and Capital Expenditures, as indicated.

(2) Approved by the City Council on May 7, 2004.

The City's current balance has shown a surplus since 1991. In the past years, as a result of increases in current revenues and decreases in expenditures from budgeted amounts, there has been a significant increase in the current balance from the budgeted amount. From 1998 to 2002, capital spending was greater than capital revenues because the City used surpluses from previous years to finance both current expenditures and capital spending. In 2003, the City's current balance decreased slightly while capital revenues increased slightly.

Dissesto Finanziario

Naples declared dissesto in May 1993. Dissesto occurs when a municipality is either insolvent or unable to further guarantee the supply of basic services. The City remains subject to dissesto, which does not affect the payments on financial indebtedness subject to delegazione di pagamento and does not apply to transactions entered into by the City subsequent to the date on which dissesto was declared. The City has made all payments, both interest and principal, on all financial indebtedness since entering dissesto.

The primary reason Naples went into dissesto was that special entities for which the City was financially responsible made expenditures that were not appropriated in the budget. Recent legislation now provides that unappropriated expenses are not deemed to be expenditures of the municipality and that a creditor only has recourse against the employee, as an individual, who agreed to such unauthorized expenditure. In addition, the special entities have been transformed into joint stock companies, therefore their indebtedness is not reflected on the financial statements of the City.

The procedure of dissesto is governed by Legislative Decree No. 66 of March 2, 1989, which has been amended and the procedures streamlined and simplified on several occasions in the past years. The state of dissesto is commenced by a declaration to that effect by the City Council, publication of such notice by the Italian Ministry of the Interior and the appointment by the President of the Republic of Italy of the Organo Straordinario di Liquidazione, a three person committee (the "Statutory Receivers"). The primary purpose of the Statutory Receivers is to perform a full audit of claims entered into prior to the date of dissesto (the "pre-dissesto Claims") against the City and to assess the assets available to pay these claims and to recover all unpaid amounts owed to the City. The Statutory Receivers in Naples were appointed by Presidential decree of the Italian Republic dated May 3, 1993.

Upon conclusion of a full accounting and verification of the pre-dissesto Claims and the recovery of credits owed to the City, the Statutory Receivers must present to the Ministry of Interior a plan for repayment of the verified pre-dissesto Claims (the "Verified Claims") for its approval. The Central Government is required to grant a loan through Cassa Depositi e Prestiti, the amount of which varies based on the number of inhabitants of the entity in dissesto. Subsequent debt service for the loan is funded by transfers from the Central Government. In preparing its plan for repayment of Verified Claims, the Statutory Receivers consider whether the size of the loan to be received by the Cassa Depositi e Prestiti is sufficient to cover all Verified Claims.

On July 23, 2002, the municipality of Naples applied for the official closure of the dissesto procedure, which had not been granted as of December 31, 2003. As a result, the City remains technically subject to dissesto.

As of December 31, 2003, the total amount outstanding pursuant to the repayment plan for the dissesto amounted to approximately 'E'854,460,000, which included the following claims:

                                                                                       Amount
Creditors                                                                           Outstanding
---------                                                                           --------------
Ordinary creditors..............................................................     'E'767,506,000
City employees..................................................................      'E'26,167,000
Other preferred creditors.......................................................      'E'56,397,000
Statutory Receiver..............................................................       'E'4,390,000
Total...........................................................................        854,460,000
                                                                                  =================

Preferred creditors (City employees and other preferred creditors) shall be repaid in full. With respect to ordinary creditors, the City has opted to use a simplified procedure pursuant to which ordinary creditors have the option to receive immediate payment of the relevant debt in an amount equal to 60.0% of the amount owed. This amount will be paid within 30 days of the acceptance by the creditor of the option to receive such lesser amount. The majority of ordinary creditors have opted to accept the simplified procedure. With respect to the remaining ordinary creditors, payment in full by the City will take place in accordance with the normal procedure.

As of December 31, 2003, creditors have been paid a total of 'E'615,491,000 of the total amount initially owed, and the City saved approximately 'E'229,494,400 through the simplified procedure described above. In addition, 'E'890,000 was subsequently excluded from the total amount due.

As of December 31, 2003, approximately 'E'8,584,600 remained to be paid. Funds available to the Statutory Receiver as at that date totaled 'E'19,941,000. Accordingly, the Statutory Receiver would have approximately 'E'11,356,000 in available funds following the payment of the remaining creditors. Since July 23, 2002, further creditors have filed requests for an amount equal to 'E'35 million. In addition the City has approximately
'E'172 million (yet to be received) in credits available to cover these debts.

Financial Federalism

Transfers of funds by the Central Government represent approximately 50.0% of the revenues of the City. The Municipal law transformed the financial relationship between the Central Government and local authorities by focusing on greater financial autonomy and financial responsibility of local authorities.

In order to implement such changes, the collection of certain taxes and fees that were previously the responsibility of the Central Government are or will become the responsibility of the City. This has resulted and will result in a proportional reduction of tax transfers to local authorities by the Central Government. See "--Current Revenues."

Furthermore, the Municipal law established three basic types of Central Government transfers: ordinary transfers, equalization transfers and capital transfers. Ordinary transfers are and will continue to be increasingly based on objective standards such as the size and population of the city and its economic and social indicators. Equalization transfers are allocated by the Central Government where the median income of the residents is lower than the national average, as is the case in Naples. Capital transfers are based on the size and population of the city and made for specific capital expenditures in connection with public work projects and cannot be used to finance current expenditures.

Transfers of funds to local authorities are dependent on the finances of the Central Government. While the City is not aware of any plan to change the current transfer system, there can be no assurance that transfers from the Central Government will continue in the manner or the amounts of the past. See "Republic of Italy."

Current Revenues

Sources of Revenue. Transfers of funds by the Central Government and the Region represent approximately 50.0% of the revenues of the City. The City collects certain taxes, fees and charges. The specific taxes and fees that municipalities are allowed to levy are as follows: use tax for use of public spaces; waste collection and disposal and sewage treatment and disposal fees; advertising taxes; and real estate taxes (Imposta Comunale sugli Immobili (ICI)). In addition, in 1998 the Central Government passed a law introducing a new tax regime for the year 1999-2000, whereby each municipality could apply a local personal income tax not to exceed 0.5% of the personal taxable income (Addizionale IRPEF). The rate of this local personal income tax could be introduced progressively over a period of three years, through annual increases not to exceed 0.2% each year, up to the 0.5% maximum rate. The rate would become fixed in the third year. The City applied an initial 0.2% tax for the year 1999-2000 and has increased the rate to 0.4% for the year 2001, and to 0.5% for the year 2002 and 2003.

The following table shows a breakdown of the sources of the City's current revenues for the periods indicated:

                                Current Revenues

                                                               Year Ended December 31,
                                 -----------------------------------------------------------------------------------
                                                                                                             Budget
                                       1999          2000          2001          2002           2003         2004(2)
                                      ------        ------        ------        ------         ------        -------
                                                                   'E' millions)
                                 -----------------------------------------------------------------------------------
Tax Revenues
Imposte........................         187.5         204.3         218.4         214.6          328.1         329.2
Tasse..........................          93.7         119.9         106.5         112.6          112.8         123.2
Tributi speciali...............          19.1          20.7           1.2          78.3            2.6           2.6
                                    ---------       -------       -------       -------         ------       -------
   Total tax revenue...........         300.3         345.0         326.1         405.5          443.5         455.0
Current Transfers
Central Government.............         696.6         641.8         715.2         640.9          557.9         544.6
Campania.......................          10.8          20.3          27.9          70.4           52.6          48.5
Other..........................           0.5           3.0           4.4           1.0            1.1           4.8
                                    ---------       -------       -------       -------         ------       -------
   Total current transfers.....         708.0         665.1         747.6         712.3          612.0         598.0
Non-Tax Revenue
Public services................          58.1          82.3          94.5         111.2           98.3         102.3
Rents..........................          24.3          23.2          27.4          28.0           25.9          40.3
Interest income................          13.3          12.2           9.5           5.9            6.5           4.3
Competitions, refunds and                  --            --           0.7           0.2
payoffs........................                                                                      0            --
Corrections....................            --            --            --            --              0             0
Other revenues.................          57.8          36.2          95.5          41.3           79.4          84.1
                                    ---------       -------       -------       -------        -------       -------
   Total non-tax revenues......         153.6         154.0         227.9         186.6          210.4         231.0
                                    ---------       -------       -------       -------        -------       -------
Current Revenues...............       1,161.9       1,164.0       1,301.5       1,304.4        1,265.5         1,402
                                    =========       =======       =======       =======        =======       =======
Previous year balance for
current expenditures(1)........          14.2            --           5.0           7.2          190.6             0
Total Current Revenues.........       1,176.1       1,164.0       1,306.5       1,311.6        1,456.1       1,284.0
                                    =========       =======       =======       =======        =======       =======

---------------
(1) Represent surpluses from previous years allocated to current expenditures, as indicated.

(2) Approved by the City of Council on May 7, 2004.

Tax Revenues consist of imposte, tasse and tributi speciali (taxes, fees and special fees). Imposte, the principal source of tax revenue, are real estate taxes (Imposta Comunale sugli Immobili (ICI)) based on the value of real estate registered with the public registrar's office at a rate of 0.55% for household residences. Tasse include fees for the exploitation of public areas for private use, for the consumption of electric power and for the performance of administrative duties (such as the issuance of stamps or notarizations). Tributi speciali are fees for the right to make street advertisements and fees for water purification. In 2003, tax revenues increased by 'E'37.9 million, or 9.3% as compared to 2002, due to the increase of the Addizionale IRPEF tax.

Current Transfers are made by the Central Government and the Region of Campania. The transfers take the form of both ordinary transfers and equalization transfers. The median income of the residents of Naples is below the national average and consequently Naples receives significant equalization transfers from the Central Government. The decline in current transfers between 1999 and 2000 was mainly due to the assignment of the employment agreements of approximately 1,500 support staff employees for local schools to the Central Government, thereby decreasing the City's need for Central Government funds to cover the salaries of such employees, as well as a decrease in the number of public projects financed by the Central Government. In 2003, current transfers decreased by 'E'100.7 million, or 16.8% as compared to 2002. The decrease was due mainly to a decrease of 'E'83.0 million in current transfers from the Central Government and the decrease of 'E'18.0 million in transfers from the Region.

Non-Tax Revenues include revenues from public services, rents, interest income, concorsi (credits), rimborsi (reimbursements), recuperi (recoveries) and corrections. Public services include fees charged for services provided by the City (such as sport centers), as well as for the private use of public property (such as parking lots) and fines for traffic law violations and other offenses. Rents consist of payments made to the City for the lease of City-owned properties. interest income is the interest earned on overdue payments to the City. Concorsi, Rimborsi and Recuperi include value added tax credits payable to the City, social security grants for elderly people and reimbursements by the Central Government, Region of Campania and the Provincia di Napoli for the conduct of elections. Corrections will result from matching, with equal expenses, the notional rents for schools and other municipal buildings. In 2003, non-tax revenues increased by 'E'23.8 million, or 12.8%, primarily as a result of (i) a decrease in public services revenues due to a decrease in fines for violations of rules of the road ('E'10.8 million), balanced by (ii) a substantial increase in other revenues mainly due to the Region of Campania's contributions for public transportation services provided in past years
('E'38.1 million).

Current Expenditures

Current expenditures include personnel, goods and services, current transfers, interest expense and corrections.

The following table sets forth the current expenditures of the City for the periods indicated.

                              Current Expenditures


                                                                     Year Ended December 31,(1)
                                                  --------------------------------------------------------------------
                                                                                                                Budget
                                                    1999       2000       2001       2002          2003         2004(2)
                                                  -------    -------    -------    -------       -------      --------
                                                                           ('E' millions)
                                                  --------------------------------------------------------------------
Personnel expenses.........................         407.5      388.8      402.6      421.2         419.0        429.8
Goods and services...........................       352.5      398.1      493.7      485.4         490.2        567.0
Rents, leases and related costs..............         9.3        9.1        9.8       10.5          12.2         13.9
Current transfers............................       105.2       98.9       97.3      118.0          64.3         62.2
Interest expense.............................        67.8       56.5       53.5       51.5          50.0         48.7
Corrections..................................           0          0          0          0             0            0
Taxes........................................        34.4       30.6       28.6       32.0          32.8         35.5
Extraordinary expenses.......................        43.4       54.2       81.7       31.2          45.1         47.8
Others.......................................          --         --         --         --            --        122.4
                                                  -------    -------    -------    -------       -------      -------
Total Current Expenditures...................     1,020.2    1,036.2    1,167.2    1,149.8       1,112.6      1,327.3
                                                  =======    =======    =======    =======       =======      =======


---------------
(1) Pursuant to the Legislative Decree of the Republic of Italy no. 194/96 of January 1, 1996, the accounting criteria employed to compile financial statements of regional and local governmental entities have changed, requiring monies transferred from the City to the Special Entities to be reclassified as payment for goods and services as opposed to current transfers.

(2)  Approved by the City of Council on May 7, 2004.

Personnel expenses are salaries, social security expenses and expenses in connection with early retirement. Goods and services include amounts spent on goods and services provided by independent contractors, such as street maintenance, and by certain of the City's subsidiaries. Current transfers are transfers made by the Central Government and the Region of Campania and take the form of both ordinary transfers and equalization transfers.

Interest expense is the interest paid on the City's long-term and short-term debt. Corrections are the accounting adjustments that reflect revenues relating to matters such as regional funding.

The following table sets forth the current expenditures of the City attributable to its major activities for the periods indicated.

                     Current Expenditures by Major Activity



                                                                             Year Ended December 31,
                                                             ---------------------------------------------------------
                                                                                                              Budget
                    Activity                                   1999      2000      2001      2002     2003    2004(3)
                    --------                                 -------   -------   -------  -------   -------   -------
                                                                                   ('E' millions)
                                                             ---------------------------------------------------------
Administration.......................................          322.7     331.9     375.6     435.9    394.3     527.3
Roads and Transportation.............................          179.1     190.7     183.5     138.5    147.4     154.8
Education, Culture, Sport and Recreational Activities          121.8      95.2      99.7     101.8    114.3     128.3
Public Security......................................           55.7      60.9      77.3      71.7     80.4      93.4
Housing and Environmental Management(2)..............          218.7     242.8     294.4     258.3    258.1     299.9
Social Services(1)...................................          110.4     102.3     122.7     126.9    106.9     109.1
Services and Local Economic Promotion................           11.3       8.1      12.0      14.6      8.4      11.4
Other................................................            0.0      89.7       2.0       2.1      2.4       3.1
                                                             -------   -------   -------  -------   -------   -------
Total................................................        1,020.1   1,037.1   1,167.2  1,149.8   1,112.6   1,327.3
                                                             =======   =======   =======  =======   =======   =======

---------------
(1) Primarily services for elderly and disabled persons as well as foster service.

(2) Starting from 1997 Waterworks, Sewage, Waste Disposal and Housing have been grouped into a single category: "Housing and Environmental Management". Waterworks are operated by ARIN, a wholly-owned subsidiary of the City.

(3)  Approved by the City Council on May 7, 2004.

Current Expenditures in 1999 were lower than in 1998, due to a decrease of the expenses related to public security, housing and environmental matters, transportation and maintenance of public roads offset in part by an increase of those attributable to human resources and social services.

Current Expenditures in 2000 increased as compared to 1999, mainly due to a substantial increase in housing and environmental matters, public security, and other expenses, which was partially offset by a decrease in social services.

Current Expenditures in 2001 increased by 'E'130.1 million, or 12.5%, as compared to 2000, mainly due to a substantial increase in administration, education, culture, sport and social activities, partially offset by a decrease in roads and transportation activities.

Current Expenditures in 2002 decreased by 'E'17.4 million, or 1.5%, as compared to 2001, mainly due to a decrease in roads and transportation activities.

Current Expenditures in 2003 decreased by 'E'37.2 million, or 3.2%, as compared to 2002, due to a decrease in administrative expenses, and a slight decrease in services and local economic promotion.

Capital Revenues and Capital Expenditures

Capital Revenues consist of asset sales, capital transfers and credit collections. Asset sales consist of the sale of City-owned assets. Capital Transfers include contributions from the Central Government, the Region, the European Union and other public entities. The City incurs Capital Expenditures for the development and improvement of facilities for housing, transportation, the renovation of public property for general use and other civic purposes.

The following table sets forth the capital revenues of the City for the period indicated.

                                Capital Revenues



                                                                        Year Ended December 31,
                                                          ----------------------------------------------------------
                                                                                                              Budget
                                                           1999        2000      2001      2002      2003     2004(1)
                                                          -----       -----      -----     -----     -----     -----
                                                                             ('E' millions)
                                                          ----------------------------------------------------------
Asset sales.......................................          1.9         9.7        0.1       0.6      0.11      17.7
Capital transfers.................................        269.4       253.9      114.2     248.1    253.29     262.1
                                                          -----       -----      -----     -----    ------     -----
Total.............................................        271.3       263.6      114.3     248.7     253.4     279.8
                                                          =====       =====      =====     =====    ======     =====

---------------
(1) Approved by the City Council on May 7, 2004.

The decrease in capital revenues in 1999 was mostly due to reduced transfers from the Central Government and the Region. The decrease in 2000 was mainly due to a substantial decrease in transfers from the Central Government for works related to the City's subway system. The significant decrease in 2001 was attributable to a substantial decrease in capital transfers from the Central Government and the Region, due to a slowdown in the implementation of certain public projects, including roads and transportation projects such as the subway system, land development and environmental projects and maintenance works for municipal buildings. The increase in 2002 was attributable to the implementation of additional public projects. In 2003, the increase was due to higher transfers from the Central Government.

The following table sets forth the capital expenditures of the City attributable to its major activities for the periods indicated.

                              Capital Expenditures



                                                                        Year Ended December 31,
                                                         -----------------------------------------------------------
                                                                                                             Budget
                                                         1999       2000         2001      2002      2003     2004(3)
                                                         -----      -----       -----     -----      -----    ------
                                                                             ('E' millions)
                                                         -----------------------------------------------------------
Administration....................................        48.0      131.9        13.3      22.7       73.8     104.9
Roads and Transportation..........................       272.0      187.8        63.8     265.5      264.7     123.5
Education, Culture, Sport and Recreational
Activities........................................        15.5       39.6        21.5      10.5       38.5      32.5
Public Security...................................         0.4        0.0         1.2       1.5        0.1       1.0
Housing and Environmental Management(1)...........        69.4      132.8       132.9      54.4      119.7     119.1
Social Services(2)................................         6.1       12.9         0.9       1.6        8.3      26.7
Services and Local Economic Promotion.............         7.4        7.8         2.2       3.5        9.7      11.1
Other.............................................         0.3        0.5         0.0       0.0        0.0       0.0
                                                         -----      -----       -----     -----      -----     -----
Total.............................................       419.1      513.3       235.7     359.7      514.8     418.8
                                                         =====      =====       =====     =====      =====     =====

---------------
(1) Starting from 1997 Waterworks, Sewage, Waste Disposal and Housing have been grouped into a single category: "Housing and Environmental Management". Waterworks are operated by ARIN, a wholly-owned subsidiary of the City

(2) Includes primarily services for elderly and disabled persons as well as foster service.

(3)  Approved by the City Council on May 7, 2004.

Capital expenditures included both capital expenditures financed in part by the City and capital expenditures financed through transfers from the Central Government, the Region and the European Union. The amount financed by the City includes funds accumulated from budget surpluses in previous years, borrowings and asset sales. In 2001, the significant decrease in Capital expenditures was due to a slowdown in implementation of certain public projects, including roads and transportation projects such as the subway system, land development and environmental projects and maintenance works for municipal buildings. Capital expenditures in 2002 and 2003 included both capital expenditures financed in part by the City and capital expenditures financed through transfers from the Central Government, the Region and the European Union. The increases in 2002 and 2003 were attributable to the implementation of additional public projects.

Subsidiaries

The City owns interests in 22 companies, seven of which operate in the public service sector. The value of the fixed assets of the City's subsidiaries amounts to over 'E'700 million. In addition, these subsidiaries use assets of the City such as infrastructure, warehousing, stations and vehicles. All public service sector subsidiaries were converted into joint stock companies (societa per azioni) to permit efficient use of cash flow and to increase their asset base.

The following table lists the most significant subsidiaries of the City:


                                               Shareholding of the City
                Subsidiary                              (%)                  Value of assets 2002      Net assets 2003
---------------------------------------        ------------------------      --------------------      ---------------
A.R.I.N. S.p.A.........................                100.00                      181.7                   180.6
A.N.M. S.p.A...........................                100.00                       73.0                    69.7
A.S.I.A. S.p.A.........................                100.00                       24.4                    38.2
C.T.P. S.p.A...........................                 50.00                       14.8                     8.3
GE.S.A.C. S.p.A........................                 12.50                       36.0                    38.2
Mostra d'Oltremare S.p.A...............                 66.99                      163.9                   166.0
Metronapoli S.p.A......................                 51.00                        1.4                     1.7


                               Balance Sheet 2003



                                                              As of December 31, 2003
                                  ---------------------------------------------------------------------------------------
                                  A.R.I.N.      A.N.M.     A.S.I.A.     C.T.P.     GE.S.A.C.      Mostra      Metronapoli
         Subsidiary                 SpA          SpA          SpA        SpA         SpA(1)         SpA           SpA
----------------------------      -------       ------     --------     -----      ---------      -------     -----------
                                                                    ('E' millions)
                                  ---------------------------------------------------------------------------------------
Liquid asset................         31.9         1.8          0.0         5.0          4.0          2.3           7.7
Credits.....................        165.9       188.6        125.6       108.8         23.5          2.1          58.1
Tangible assets.............        323.2        71.4         17.6        63.8         20.3        188.7           1.1
Intangible assets...........        136.4         1.7          0.5         0.8         14.5          0.3           0.2
Other.......................         38.2        19.5          0.7         7.1          9.0          2.6           0.2
                                    -----       -----        -----       -----         ----        -----          ----
Total assets................        695.6       283.0        144.4       185.5         71.3        200.3          67.3
                                    =====       =====        =====       =====         ====        =====          ====
Other liabilities...........        257.3        82.4         79.3        80.7         16.7          9.7          45.1
Financial liabilities
(including Retirement
Allowance)..................         17.6        98.9         25.4        71.9         16.3          1.4          16.3
Other.......................        240.1        32.0          1.6        24.6          2.3         23.2           4.2
                                    -----       -----        -----       -----         ----        -----          ----
Net equity..................        180.5        69.7         38.2         8.3         36.0        166.0           1.7
                                    -----       -----        -----       -----         ----        -----          ----
Total liabilities...........        695.6       283.0        144.4       185.5         71.3        200.3          67.3
                                    =====       =====        =====       =====         ====        =====          ====

---------------
(1) As of March 1, 2003.


A.N.M.

A.N.M. S.p.A. (Azienda Napoletana Mobilita) is primarily responsible for the operation of the bus and tramway transport in the City of Naples. In 2003, its fleet comprised approximately 1,000 vehicles. The A.N.M. fleet makes approximately 500,000 journeys per day on 167 routes, covering an urban network of 404 kilometers and a suburban network of 119 kilometers. A.N.M. manages 5 bus depots, 1 filobus depot, 1 tram depot, 5 car parks, 2 workshops and 6 electrical control centers.

A surveillance system was installed which constantly monitors the service and allows for the real-time central management of the fleet.

In 2002, ANM incurred a loss of 'E'14.3 million, mainly as a result of a decrease in payments for services transferred from the City and an increase in costs for services. In 2003, ANM's loss amounted to 'E'6.4 million. This improvement was due to a revised organization of the subsidiaries implemented in 2003.

Payments by the City to ANM in 2000 and 2001 have been, respectively, 'E'65.3 million and 'E'65.4 million. In 2000, ANM and the City entered into a vendor-supplier relationship pursuant to which ANM bills the City for its services. In 2002, payments by the City to ANM amounted to 'E'61.8 million.

C.T.P.

C.T.P. S.p.A. (Compagnia Trasporti Pubblici), was converted into a joint stock company in March 2001 and manages the urban and suburban public transport services within the provinces of Naples and Caserta.

The service for the year 2003 was carried out, pursuant to article 46 of Regional Law No.3 dated March 28, 2002, by means of temporary service contracts (contratti di Servizio Ponte) between the company and local authorities. In recent years, C.T.P. has extended its scope of activity to services and operations relating to transportation, creating numerous subsidiaries.

At December 31, 2002, the entity employed approximately 2,031 persons. In 2002, its fleet was comprised of approximately 500 buses, which covered approximately 2,300 kilometers and transported approximately 25 million passengers per year. During 2003, C.T.P. completed a process of transformation and reorganization. As of December 31, 2003, a central structure co-ordinated the control and governance of activities of the company and its subsidiaries, and the company was divided into three operating divisions: services, workshops, and assets. The company has established NAMET S.p.A. and brought into service 50 methane operated buses, the largest such fleet in Central and Southern Italy. C.T.P. has obtained the ISO 9001/2000 and SA 8000 certificates, and each year publishes a report on environmental sustainability.

In 2003, CTP incurred a net loss of 'E'43.1 million, as compared to a net loss of 'E'36.9 million in 2002 and a net loss of 'E'30 million in 2001. Losses are funded annually in proportion to the share ownership. Annual losses reflect the ongoing need for subsidies to cover expenses not covered by other transfers or reserves.

A.R.I.N.

A.R.I.N. S.p.A. (Azienda Risorse Idriche Napoli) supplies water to the City of Naples and to the provinces of Avellino, Benevento, Naples and Caserta. It is one of the largest companies supplying water to Southern Italy. As of December 31, 2003, the company supplied more than 1 million inhabitants of the City of Naples and approximately 650,000 inhabitants in the provinces. It had 600 employees and 280,000 user contracts across 26 municipalities of Campania. In 2003, A.R.I.N. also obtained the ISO9001 (Vision 2000) certificate of quality, and the research department acquired the SINAL accreditation.

In 2001, ARIN recorded a net loss of 'E'6.4 million while in 2000 ARIN had a net loss equal to approximately 'E'48.4 million. In 2002, ARIN's recorded a net loss of 'E'4.1 million and in 2003, ARIN's net loss amounted to 'E'1.2 million. In 1999, the City made a capital contribution of 'E'36 million to ARIN. In 2000, since the majority of the losses incurred derived from extraordinary activities not part of the ordinary course of business, the City provided a capital contribution of only 'E'1.6 million. In 2002, the City did not make any capital contribution to ARIN.

A.S.I.A.

A.S.I.A. S.p.A. (Azienda Servizi Igiene Ambientali) manages health and environmental services for the City of Naples. It was originally incorporated as a special company (azienda speciale) but became a joint stock company in December 2003. A.S.I.A. carries out the collection and transportation of waste refuse of the area. The service provided is limited exclusively to refuse collection and removal. The company is not responsible for recycling or disposal, which are the responsibility of the Region.

The municipal program for the management of urban solid waste disposal, which was recently approved, gives A.S.I.A. the most important role in the new program. The program provides for the change of the TARSU (Tassa sui rifiuti solidi urbani - solid refuse tax) fee into a tariff as of January 1, 2005, and A.S.I.A. will carry out the assessment and collection of such tariff. As a result, the consideration for the service will no longer be accounted for in the balance sheet of the municipality, but instead will be accounted for in the balance sheet of the company which will have sole responsibility for the management of the revenues.

In 2003, A.S.I.A. recorded a net loss of 'E'29.4 million as compared to a net loss of approximately 'E'10.9 million in 2002.

Metronapoli S.p.A

Metronapoli S.p.A was incorporated on July 26, 2000, and became operative as of February 1, 2001, when it was assigned the management of the subway network of the City. The City's subway network is comprised of Line 1 and the 4 urban funiculars. In addition, it was assigned the urban railway service section of Line 2 by Trenitalia, the subsidiary of Ferrovie dello Stato, the national railway operator.

The City of Naples owns Line 1 and the 4 urban funiculars, and owns a 51.0% stake in Metronapoli. Ferrovie dello Stato owns the infrastructure of Line 2 and, through its subsidiary Trenitalia, owns 38.0% of Metronapoli. The remaining 11.0% is owned by ANM.

All of the transport services managed by the company are characterized by high level of frequency and by an equally high number of stops and stations. The transport is largely concentrated in the City of Naples and uses approximately 79 kilometers of railways serving 53 stations. The high level of frequency is guaranteed by a fleet of 30 trains and 8 funiculars. Metronapoli transports approximately 250,000 people per day.

In 2003, Metronapoli S.p.A recorded a net profit of 'E'0.2 million as compared to a net profit of approximately (euro)0.04 million in 2002.

GE.S.A.C.

GE.S.A.C. S.p.A. manages the City's international airport, which was Italy's first privatized airport. GE.S.A.C. was privatized in 1997 when the majority of shares were bought by BAA Italia (part of BAA Group).

GE.S.A.C. carries out activities in the following areas: (i) maintenance, management and development of infrastructure; (ii) co-ordination, planning and development of commercial activities; (iii) customer services; (iv) airport security; and (v) relationships with those involved in or surrounding the airport. In March 2003, ENAC transferred the entire management of the Naples airport to GE.S.A.C.

In 2003, GE.S.A.C. S.p.A. recorded a net profit of 'E'5.4 million as compared to a net profit of approximately 'E'4.1 million in 2002.

                                DEBT OF THE CITY

Debt of the City principally consists of loans borrowed in the domestic market from the Cassa Depositi e Prestiti (approximately 'E'631.0 million at December 31, 2003) and from Italian banking institutions ("Internal Funded Debt") (approximately 'E'195.4 million) and the Notes, of which 'E'46.5 million remained outstanding as of December 31, 2003. The Cassa Depositi e Prestiti is an entity managed and funded by the Central Government and lends exclusively to local authorities. The City regularly includes borrowings in its budgets provisions to permit short term borrowings. The Central Government contributes to the debt service of the City. For loans contracted prior to 1980, the Central Government is responsible for 100.0% of debt service. For subsequent years, the amount of contribution depends on the use of proceeds.

The following table sets forth the debt of the City outstanding for the periods indicated:

                                                                   Year Ended December 31,
                                                   ---------------------------------------------------------------
                                                    1999           2000          2001          2002           2003
                                                   -----          -----         -----         -----          -----
                                                                          ('E' millions)
                                                   ---------------------------------------------------------------
Fixed Rate Debt...........................         797.6          782.6         758.1         752.5          874.6
Floating Rate Debt........................           0.0            8.5           8.1           7.7            7.2
                                                   -----          -----         -----         -----          -----
Total Debt Outstanding....................         797.6          791.1         766.2         760.2          881.8
                                                   =====          =====         =====         =====          =====
Debt for which service is paid with                 66.3           47.8          41.6          80.5           41.0
  Central Government transfers............

----------
(1) Does not include a 'E'162 million loan to be repaid in full by the State.

The following table sets forth the changes in the debt of the City for the periods indicated:

                                                                   Year Ended December 31,
                                                   ---------------------------------------------------------------
                                                    1999           2000          2001          2002           2003
                                                   -----          -----         -----         -----          -----
                                                                           ('E' millions)
                                                   ---------------------------------------------------------------
Outstanding at Beginning of Year..........         822.9          797.6         791.1         766.2          760.2
New Borrowings............................          82.1           66.3          49.6          67.4          199.7
Debt Repayments...........................        (107.4)         (72.8)        (74.5)        (73.4)         (78.1)
                                                   -----          -----         -----         -----          -----
Outstanding at End of Year................         797.6          791.1         766.2         760.2          881.8
                                                   =====          =====         =====         =====          =====

The following table sets forth the maturity and debt service schedules of the City's debt outstanding on December 31, 2003.

                                         Maturity of Debt and Debt Service
------------------------------------------------------------------------------------------------------------------------
 Maturing during            Principal                                Debt           Transfers from
     the Year                  Due            Interest Due(1)       Service        Central Government   Net Debt Service
     --------                  ---            ---------------       -------        ------------------   ----------------
                                                                ('E' thousands)
                  ------------------------------------------------------------------------------------------------------
2004..............            80,546              47,033            127,579               39,020              88,559
2005..............            76,560              46,163            122,723               36,952              85,771
2006..............            80,487              40,715            121,203               26,949              94,254
2007..............            65,475              35,419            100,895               25,446              75,449
2008..............            59,748              31,303             91,051               18,805              72,246
2009..............            56,330              27,553             83,883               14,583              69,300
2010..............            56,176              23,970             80,146               12,879              67,267
2011..............            52,650              20,451             73,101                6,330              66,771
2012..............            48,343              17,203             65,547                6,330              59,217
2013..............            30,986              14,536             45,522                5,678              39,844
2014..............            32,612              12,909             45,522                5,678              39,844
2015..............            31,609              11,234             42,844                5,678              37,166
2016..............            27,323               9,667             36,991                    0              36,991
2017..............            28,741               8,250             37,991                    0              36,991
2018..............            28,582               6,758             35,340                    0              35,340
2019..............            28,346               5,343             33,689                    0              33,689
2020..............            25,033               3,965             28,999                    0              28,999
2021..............            22,022               2,751             24,774                    0              24,774
2022..............            19,044               1,715             20,759                   --              20,759
2023..............            14,412                 862             15,274                   --              15,274
2024..............             7,581                 271              7,852                   --               7,852

----------
(1) The interest due on floating rate debt was calculated at 12.75% per annum.

Short-term Debt

As of December 31, 2003, the City had no outstanding principal amount of short-term debt. Short-term borrowings of the City are limited to 25.0% of budgeted current revenues by law.

Debt Record

Since 1946, the City has never failed to pay when due the full amount of principal of, and interest and premium on, and amortization or sinking fund requirements with respect to, its outstanding public debt. Although the City entered into dissesto in 1993, payments on financial indebtedness were not affected. See "Financial Information of the City--Summary--Dissesto Finanziario."

                              THE REPUBLIC OF ITALY

The Notes are not the obligations of, or guaranteed by, the Republic of Italy.

The discussion set forth below is primarily based the Bank of Italy Annual Report for 2003 (May 2004), the Annual Report of the Ministry of the Economy and Finance (2003), the Central Government's 2004-2007 Economic Program Document (Documento di Programmazione Economica), the 2004-2007 Stability and Growth Program of the Central Government, and on data provided by ISTAT (Istituto Nazionale di Statistica), the Italian statistical service.

Central Government Administration

The Executive Branch

The head of state is the President, who is elected for a seven-year term by an electoral college that includes members of Parliament and 58 regional delegates. The current President, Carlo Azeglio Ciampi, was elected in May 1999. The President has the power to appoint the Prime Minister (who is the effective head of the Central Government) and to dissolve Parliament. Silvio Berlusconi has served as Prime Minister since June 11, 2001. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, to call general elections and referenda and to command the armed forces. The Council of Ministers is appointed by the President on the Prime Minister's advice. The Prime Minister and Council of Ministers are responsible to both houses of Parliament and must resign if Parliament passes a vote of no confidence in the administration.

The Judicial Branch

Italy is a civil law jurisdiction. Judicial power is vested in the ordinary and administrative courts and courts of accounts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hears claims against the state and local authorities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the state budget of Italy. The Constitutional Court (Corte Costituzionale) does not exercise general judicial powers, but adjudicates conflicts among the other branches of the Central Government and determines the constitutionality of statutes.

The Legislative Branch

The Parliament constitutes the legislative branch of the Central Government. It consists of a Chamber of Deputies and a Senate with 630 and 315 elected members, respectively. The Chamber of Deputies and the Senate equally share and have substantially the same power. Any statute must be approved by both assemblies before being enacted. Members of Parliament are elected for five years by direct universal adult suffrage. The electoral reform legislation adopted by Parliament in August 1993 provides that 75.0% of the members of both houses of Parliament be elected through a "first past the post" system or single-member districts in which the candidate receiving the largest number of votes wins. The remaining 25.0% are elected through a proportional representation system. In the Chamber of Deputies, only parties that receive at least 4.0% of the total vote on a nationwide basis are eligible for the seats elected by proportional representation. These modifications of the voting system have significantly reduced the number of parliamentary seats held by parties that receive a relatively small share of the popular vote.

Since the electoral reforms, Italy has held three general elections, the latest on May 13, 2001. The following tables show the results of the last election:

                        General Election of May 13, 2001

                 House of Deputies                                                 Senate
--------------------------------------------------            ------------------------------------------------
                  Political Party                     Seats                   Political Party                   Seats
--------------------------------------------------    -----   ------------------------------------------------  -----
Center-Right Coalition (Casa delle Liberta) ......     368    Center-Right Coalition (Casa delle Liberta) ....    177
Center-Left Coalition (L'Ulivo)...................     242    Center-Left Coalition (L'Ulivo).................    125
Communist Refoundation (Rifondazione Comunista)...      11    Italian Values (Italia dei Valori)..............      1
Sudtiroler Volkspartei - Olive (SVP-Ulivo)........       8    European Democrats (Democrazia Europea).........      2
Others (Altri)....................................       1    Sudtiroler Volkspartei - Olive (SVP - L'Ulivo)..      3
                                                              Communist Refoundation (Rifondazione Comunista).      3
                                                              Sudtiroler Volkspartei (SVP)....................      2
                                                              Individual Candidates (Candidati Individuali)...      1
                                                              Autonomist List (Lista Autonoma)................      1
                                                                                                                 ----
Total.............................................     630    Total...........................................    315
                                                      ====                                                       ====


The last general elections held on May 13, 2001, resulted in a victory of the Centre-Right Coalition, which includes Go Italy (Forza Italia), the National Alliance (Alleanza Nazionale), the Northern League (Lega Nord), the Christian Democratic Center (Centro Cristiano Democratico) and the Christian Democratic Union (Cristiani Democratici Uniti). A new government, led by Silvio Berlusconi, was formed on June 11, 2001, and won the vote of confidence in Parliament on June 20, 2001. The Center-Right Coalition obtained an unprecedented majority of both the House of Deputies and the Senate.

Economy

The economy of the Republic of Italy, as measured by gross domestic product ("GDP"), was the sixth largest in the developed world at the end of 2003, after the United States, Japan, Germany, France and the United Kingdom (Source: OECD). Italy is a founding member of the European Union, and its economy is closely linked with those of the other EU members.

As a result of persistent budget deficits financed by borrowing, Italy's public debt reached 124.3% of GDP in 1995. In 1995, the Central Government achieved its long standing objective of stabilizing the debt-to-GDP ratio. Italy's public debt as a percentage of GDP further decreased in subsequent years reaching an estimated 110.6% of GDP at the end of 2001 and 107.9% at the end of 2002 and
106.2 at the end of 2003, although it remains above the debt ceiling of 60.0% required under the Maastricht Treaty. (Source: Bank of Italy Annual Report for 2003 (May 2004))

In 1999, Italy's real GDP growth rate amounted to 1.6%. In 2000, the real GDP growth rate increased to 3.1%, the highest rate since 1995, as compared to an average annual increase of 3.4% in the member countries of the European Union. The growth in 2000 was primarily attributable to increased domestic demand and expenditures, coupled with higher exports. In 2001, real GDP grew by 1.8% and Italy's GDP growth rate was higher, for the first time since 1995, than the GDP growth of the European Economic Area as a whole. In 2002, the real GDP growth rate decreased to 0.4%, the slowest growth rate registered by Italy since 1993. The decrease in real GDP growth in 2002 was due primarily to the decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of financial markets, a slowdown in domestic private sector consumption and investments and a decrease in net exports. In 2003, Italy's real GDP grew at a seasonally adjusted rate of 0.3%. The increase in real GDP growth in 2003 was due primarily to the increase in economic activity in the third quarter, in conjunction with the world recovery, although offset in part by a decrease in household spending and exports.

The following tables set forth nominal and real GDP and expenditures for Italy for the periods indicated:

                                   GDP Summary

                                                                  Year Ended December 31,
                                          -----------------------------------------------------------------------
                                             1999            2000           2001            2002           2003
                                          ---------       ---------      ---------       ---------      ---------
Nominal GDP(1)........................    1,107,994       1,166,548      1,218,535       1,260,428      1,300,926
Real GDP(1)(2)........................      985,253       1,015,077      1,032,985       1,036,701      1,039,367
% Change (real).......................         1.6%            3.1%           1.8%            0.4%           0.3%
Population (thousands)................       57,078          57,189         57,348          57,474         57,478
Nominal per capita GDP(2)(3)..........       19,209          20,167         21,406          21,953         21,988
Real per capita GDP(3)................       17,081          17,568         18,152          18,115         18,029

----------
(1) In 'E' millions
(2) Constant Euro, with purchasing power equal to the average for 1995.
(3) In Euro
Source: Bank of Italy Annual Report for 2003 (May 2004) and ISTAT (2004).


                              GDP and Expenditures

                                                                    Year Ended December 31,
                                               ----------------------------------------------------------------------
                                                  1999              2000            2001           2002        2003
                                               ---------         ---------       ---------      ---------   ---------
                                                                          ('E' millions)
Real GDP ................................        985,253         1,015,077       1,032,985      1,036,701   1,039,367
Imports of goods and services ...........        267,349           286,418         287,798        287,164     285,302
                                               ---------         ---------       ---------      ---------   ---------
Total supply of goods and services ......      1,252,602         1,301,495       1,320,783      1,323,864   1,324,669
                                               =========         =========       =========      =========   =========
Less: Exports of goods and services .....        276,584           303,311         308,131        297,733     286,144
                                               ---------         ---------       ---------      ---------   ---------
Total goods and services available for
domestic expenditure.....................        976,018           998,184       1,012,652      1,026,131   1,038,525
                                               =========         =========       =========      =========   =========
Private sector consumption ..............        595,251           611,570         616,427        619,232     627,092
Public sector consumption ...............        174,187           177,227         184,011        187,468     191,633
                                               ---------         ---------       ---------      ---------   ---------
Total consumption .......................        769,438           788,797         800,438        806,700     818,725
                                               =========         =========       =========      =========   =========
Gross fixed investment ..................        195,623           209,217         213,121        215,622     211,126
Changes in inventories ..................         10,958              (171)           (906)         3,810       8,673
                                               ---------         ---------       ---------      ---------   ---------
Total domestic expenditure ..............        976,020           996,300       1,012,653      1,018,512   1,021,178
                                               =========         =========       =========      =========   =========

----------
Source: Bank of Italy Annual Report for 2003 (May 2004).


In 1999, domestic consumption of goods and services grew by 2.0% due to the weakening of consumer spending power and an atmosphere of uncertainty regarding the Italian economic situation.

In 2000, domestic consumption of goods and services registered a growth of 2.8% as a result of an increase in the purchases of durable goods (particularly motor vehicles, telecommunication and recreational products, furniture and electric appliances) and services (primarily communication services, hotels and recreational services, insurance and other financial services).

Domestic consumption of goods and services grew by 0.8% in 2001 and 0.5% in 2002. The slowdown in the growth of private sector consumption in Italy reflected primarily a decrease in demand for durable and non-durable goods and a slowdown in the growth of demand for services, due principally to the low growth in disposable income, reflecting stagnating wages and salaries and low income from capital, and to uncertainties regarding the worldwide economic slowdown.

In 2003, domestic consumption of goods and services grew by 1.3%, driven in particular by increased spending on durable goods and expenditure on services.

Gross fixed investment grew by 5.0% in 1999, 6.9% in 2000, 1.9% in 2001, 1.2% in 2002 and decreased to -2.1% in 2003. The significant growth in 2000 was mainly attributable to increased investments in construction, motor vehicles and intangibles. The slowdown in investment in 2001 and 2002 was mainly attributable to the decrease in domestic and worldwide demand. In 2003, total gross fixed investment diminished for the first time since the recession of the early 1990's, as the decrease in purchases of machinery and equipment more than offset an increase in construction investment.

In 1999, total domestic expenditure increased by 2.8%, compared to an increase of 2.4% and 1.6% in 2000 and 2001, respectively. In 2002, total domestic expenditure increased by 0.7% and in 2003 by 0.1%.

In 2003, the following sectors of the economy contributed the indicated percentage of GDP: agriculture, fishing and forestry (2.7%), industry and manufacturing (21.5%), construction (5.1%) and services (70.7%) (including commerce, hotels, public works, transport and communications, financial services, rent and other miscellaneous services). (Source: ISTAT).

Principal Sectors of the Economy

Services

In 2003, services represented 70.7% of GDP and employed 66.0% of the economically active population (Source: ISTAT). The most important service sectors include: commerce, hotels and public works; transports and communications; financial services and public administration.

Transport

Italy's transport sector has been relatively fast-growing in recent years, largely as a result of trade integration with European markets. Roads are the dominant mode of transportation in Italy and include, among others, local roads that are managed and maintained by regions and local authorities, roads outside the local areas that are managed and maintained by the State Road Board (ANAS) and a system of toll highways that are in part managed and maintained by Concessioni e Costruzioni Autostrade S.p.A. ("Autostrade"), Italy's largest motorway company. Autostrade manages approximately 3,408 kilometers of the 6,487 kilometer system of motorways under a twenty-year concession granted by ANAS. Toll motorways represent 86.2% of the total motorway network.

Italy's railway system is small in relation to its population and land area, and has historically suffered from overstaffing, high pay and inadequate infrastructure. Approximately 30.0% of the network carries 80.0% of the traffic, resulting in congestion and under-utilization of large parts of the network. In 2003, there were approximately 22,200 kilometers of railroad track, a large majority of which were controlled by state-owned railways, with the remainder controlled by private firms operating under concession from the Central Government. In 2003, Italian railways carried 22.5 billion tons-km of freight and recorded 45.2 billion passenger-km. The Italian State Railway Company (Ferrovie dello Stato S.p.A., or "FS") recorded a consolidated profit of 'E'31 million in 2003 compared to a consolidated profit of 'E'77 million in 2002 and 'E'29 million in 2001.

In 1991, the European Union initiated a series of reforms to render the railway industry more economical and efficient. The European Union directives provided for the privatization of the railway; the division of the railway activities between the network and train operators; the regulation of the network and granting of licenses to train operators; financial reconstruction; and the right of access to railway networks and structures. The Central Government initiated the required liberalization of the Italian railways in 1992 by legislative decree no. 333/1992, which transferred the responsibilities of the former public body to a joint stock company, FS, owned by the Ministry of Economy and Finance. In 2000, a limited liability company, FS Holding was created which owns, among others, Rete Ferroviaria Italiana or "RFI", the infrastructure manager, and Trenitalia, the railway operator. The transport activity has been divided into three separate business units (freight and inter-city businesses, which the Central Government plans to privatize, as well as local transport and infrastructure, which will continue to be government-operated). The Central Government's objective is to devolve to the regions a significant part of the State responsibilities for local railways. Under the planned decentralization process, regions will become responsible for the whole range of local transportation services through contracts entered into with the State. The international segment of railway transport was liberalized in 2000 and as of December 31, 2003, 33 licenses had been granted to international operators. Projects for new high-speed train systems (Treno ad alta velocita) linking the principal urban centers within Italy and with neighboring European countries as well as other infrastructure projects designed to upgrade the railway network, are underway.

In 2003, La Spezia and Genova were among the largest European Mediterranean ports for container shipping. In 2003, the total volume of container traffic (loading and unloading) for the port of Genova was 50,983,405 metric tons and 19,793,224 metric tons for La Spezia. In an effort to make Italian ports more competitive, regulations have been liberalized and an early retirement scheme adopted. In the late 1990s, IRI S.p.A. ("IRI") completed the privatization of its international maritime companies. Tirrenia di Navigazione S.p.A. conducts ferry operations and regional maritime activities.

Alitalia, Italy's national airline, was partially privatized in 1998 and re-capitalized in 2002. As of December 31, 2003, 37.7% of Alitalia's share capital was owned by the public and by employees and 62.3% was owned by the Ministry of Economy and Finance. In 2003, it registered a loss of 'E'520 million compared to a consolidated net profit of approximately 'E'93 million in 2002 and losses of 'E'907 million in 2001. Alitalia has commercial alliances with Air France, the French national carrier, Delta Airlines, Aeromexico, Korean Air and CSA Czech Airlines. Passenger air traffic in Italy is concentrated, with 50.4% of all air traffic in 2003 attributable to Ciampino and Fiumicino airports in Rome, and Linate and Malpensa airports in Milan.

Communications

In 1997, Parliament enacted legislation to reform the telecommunications market with the aim of promoting competition in accordance with European Union directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations and provided for the appointment of a supervisory authority. The Italian Telecommunication Authority (Autorita per le Garanzie nelle Comunicazioni, "AGCOM"), established in January 1998, is responsible for issuing licenses to fixed and mobile telephony operators, which are valid for 15 years and are renewable, and has the power to regulate tariffs and impose fines and other sanctions.

Italy's telecommunications market has historically been one of the fastest growing telecommunication markets in Europe. However, its growth rate recently slowed from 7.6% in 2002 to 3.5% in 2003 (Source: ISTAT, Annual Statistics
2004). The market was deregulated in January 1998 and Telecom Italia, which was privatized in 1997 and acquired by Olivetti in 1999, remains the largest operator, but is facing increasing competition from new operators. In January 2000, access to local loop telephony was liberalized. As of December 31, 2003, licenses for national and local telephone services had been granted to several telecommunications operators, including Tele2, Tiscali, Colt, Atlanet, Edisontel, Eplanet, Fastweb and Plug It. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered.

In 1995, following the adoption of legislation aimed at developing competition in the mobile telephone business, Telecom Italia Mobile ("TIM") was spun-off from Telecom Italia and publicly listed. The Central Government also granted mobile licenses to Omnitel (controlled by the Vodafone Group) and Wind. As of December 31, 2003, the number of TIM lines in Italy was approximately 26.1 million, a 3.1% rise compared to 25.3 million lines in 2002. As of March 31, 2003, the number of Vodafone lines in Italy was 19.4 million compared to 17.7 million for the same period in 2002. In 2003, the number of Wind lines was 10 million.

In 1998, the European Parliament authorized European Union member countries to grant a limited number of Universal Mobile Telecommunications System, or UMTS, licenses for third-generation, or 3G, mobile telephony services, through which companies will provide additional and enhanced services including high-speed wireless internet access. The allocation process of UMTS licenses in Italy was carried out by an auction among pre-qualified applicants. As of December 2003, five UMTS licenses were granted to the following companies: Wind, Omnitel, Tim, IPSE and H3G. Each license lasts for 15 years.

Internet penetration rates in Italy have grown substantially in recent years. In 2003, the number of people with internet access was 28.6 million (49.3% of the population) as compared to 25.3 million in 2002 and 23 million in 2001. The market for internet services is dominated by three providers (Tin.it, Wind/Infostrada and Tiscali), which together had approximately 13.9 million subscribers as at December 31, 2003.

In 2003, the performance of the Italian information technology sector remained negative at -0.2% compared to 1.9% in 2002 and -2.3% in 2001.

Financial Services

In 2003, Italian households' holdings of cash deposits, bonds and other bank fundraising instruments amounted to 'E'854 billion, or 29.0% of total household financial wealth. Household holdings of postal deposits and public-sector securities were 'E'421 billion, or 15.0% of the total household financial wealth, while shares and other equity interests were valued at 'E'567 billion. The corporate bonds issued by Italian firms held directly by households were 'E'54 billion. The rest of household financial wealth consisted of investment fund units totaling 'E'326 billion, insurance companies' technical reserves, a small amount in respect of pension funds and severance pay entitlements and foreign assets. Italians increased their net purchases of shares from 'E'6 billion in 2002 to 'E'13.8 billion in 2003 and of bonds from 'E'10.9 billion in 2002 to 'E'37.3 billion in 2003.

Share prices rose in Italy in 1999 by 22.3% and in 2000 by 5.4%, fuelled by restructuring in the banking industry, privatization and the reform of corporate taxation, and decreased in 2001 by 25.1% and by 23.7% in 2002. In 2003, share prices increased by 14.9%. The recovery of the general index of the Italian stock exchange was led by bank shares. As a result of the rebound in share prices, stock market recapitalization rose from 'E'458 billion in 2002 to 'E'487 billion in 2003. In 2003, the total market value of the 267 resident companies listed on the Italian stock exchange was equal to 37.5% of GDP. The ratio was similar to that in Germany (40.1%), but significantly lower than those in the other main industrial countries (69.3% in France, 123.6% in the United Kingdom and 129.9% in the United States). In November 2003, the Mercato Ristretto of the Italian stock exchange closed and the Expandi market was inaugurated for the listing of small and medium-sized companies.

Italian household debt rose by 'E'32 billion in 2003, and is composed largely of mortgage loans, however, it remains lower than household debt in other countries in the European Union. The total Italian household debt in 2003 amounted to 26.0% of GDP as compared to 24.0% in 2002 and 31.0% in 2001. Bank lending to households continued to rise at a rapid pace, growing 10.3% in 2003 as compared to 9.3% in 2002.

Tourism

Tourism is an important sector of the Italian economy. In 2003, tourism revenues, net of amounts spent by Italians traveling abroad, amounted to approximately 'E'9.4 billion, as compared to 'E'10.4 billion in 2002.

Manufacturing

In 2003, manufacturing represented 21.6% of GDP and employed 20.9% of the economically active population compared to 2002 when it represented 22.5% of GDP and employed 21.0% of the economically active population (Source: ISTAT). In 2003, manufacturing output decreased by 0.1% compared to a 0.1% growth registered in 2002.

Non-energy production

Italy's principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.

The number of large private companies in Italy is relatively small in comparison to other European Union countries. The most significant include Fiat (automobiles and other transportation equipment), Pirelli (tires, cables and industrial rubber products), Fininvest (media and publishing), Ferrero (food) and Benetton (clothing). However, much of Italy's industrial output is produced by small and medium-sized firms, which also have accounted for much of the economic growth over the past 20 years. They are active especially in the light industry (including the manufacture of textiles, clothing, food, shoes and paper), where they act as innovators and export a significant share of their production. These companies have significant market shares in their respective product markets in Europe.

Traditionally, investments in research and development ("R&D") activities have been very limited in Italy. Italy's trade specialization in products characterized by low R&D was accentuated in recent years, despite the fact that the country was already a strong exporter of these goods at the beginning of the 1990s. Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrial countries, reflecting Italian industry's persistent difficulty in closing the technology gap with other advanced economies. Total R&D spending in Italy decreased from 1.23% of GDP in 1991 to 1.07% in 2000. This compares to total R&D spending as a percentage of GDP in 1999 of 2.49% in Germany, 2.18% in France, 1.88% in the European Union, 2.72% in the United States and 2.98% in Japan.

Energy production

In 2003, Italy's gross energy requirement increased by 2.9%, and domestic energy production fell by 2.3% with respect to 2002, causing Italy's import dependency to increase to 84.8% compared to 83.9% in 2002 and 83.6% in 2001. The total expenditure on primary energy imports was reduced by 2% of GDP because of the appreciation the euro against the US dollar. In 2003, oil represented 46.8% of Italy's primary energy consumption, with natural gas accounting for 33.0%, renewable energy resources accounting for 6.5%, solid combustibles accounting for 7.9.0% and purchased electricity accounting for 5.8.0% of Italy's primary energy consumption. Italy depends on imported oil and other fossil fuels for a significant portion of its energy needs. The only other significant imported energy source is coal. A referendum rejected the use of nuclear power in Italy in 1987.

The domestic energy industry is dominated primarily by ENI and ENEL. ENI, which is 30.32% owned by the Central Government, is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering. ENEL, which is 60.98% owned by the Central Government, is the largest electricity company in Italy and is engaged principally in the generation, importation, transmission and distribution of electricity. Domestic capacity is insufficient to meet current demand, and Italy imports the remainder of its electricity requirements.

The Electricity and Gas Authority (Autorita per l'Energia Elettrica e il Gas) regulates electricity activities and natural gas distribution in Italy with the aim of promoting competition while ensuring adequate levels of service quality. The Authority is led by a board of three members appointed by Parliament. It has a large degree of independence and significant powers, including the power to establish base tariffs and the criteria for tariff adjustments, as well as the power to issue fines and other sanctions.

Although several companies operate in the Italian gas distribution market, during 2003 natural gas sales by ENI accounted for about 75.9% of domestic consumption. A Central Government Decree, issued in May 2000, provided for a partial liberalization of the natural gas market in line with European Directives. Pursuant to that decree, no single operator could have, after January 1, 2003, a 50.0% or higher market share of the Italian natural gas market and no single operator would be allowed to control more than 75.0% of gas imports, with a further yearly reduction of 2 percentage points until 2010. Following the determination of gas distribution tariffs by the Electricity and Gas Authority, ENI sold a 40.2% stake in the share capital of its distribution subsidiary (SNAM Rete Gas) through an initial public offering in December 2001.

A Central Government decree, known as Bersani Decree, issued in March 1999 in line with European Directives, provided for the partial liberalization of the generation, importation, purchase and sale of electricity. Pursuant to the Bersani Decree:

         o the electricity supply market has been restructured to increase competition with the intention that 40.0% of the electricity supply market be open to new suppliers by 2002;

         o a maximum market share level has been set that limits individual producers to 50.0% of Italian electricity generation and imports after January 1, 2003;

         o a separate state-owned entity controlled by the Treasury referred to as the Gestore della Rete, or System Operator, was created in April 2000 and has taken over from ENEL responsibility for electricity dispatching and national transmission network grid management;

         o competition in the generation market will increase through the creation of a pool market (Borsa dell'Energia Elettrica) for purchases of electricity from producers through competitive bidding processes, expected to become operational at the beginning of 2003;

         o an entity wholly owned by the System Operator referred to as the "Single Buyer" has been created and will be responsible for all electricity purchases on behalf of small consumers thereby ensuring their access to lowest competitive price; and

         o only one license for the distribution of electricity is to be granted in each municipality, with multiple companies now serving any municipality therefore having to consolidate.



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


In accordance with the Bersani Decree, during 2000 ENEL established three new generating companies (Eurogen, Elettrogen and Interpower or, collectively, "Gencos") representing approximately 25.0% of ENEL's generation capacity. In September 2001, a consortium led by Endesa, a Spanish utility, acquired Elettrogen, the second largest Genco, with a total generation capacity of 5,400 MW. In May 2002, Edipower S.p.A., a consortium led by Edison S.p.A. acquired Eurogen, the largest Genco, with a total generation capacity of 7,000 MW. In November 2002, a consortium comprising Acea S.p.A., Electrobel S.p.A. and Energia Italiana acquired Interpower, the third Genco, with a total generation capacity of 2,611 MW.

Construction

In 2003, construction represented 5.1% of the GDP and employed 7.2% of the economically active population as compared to 2002, it represented 4.9% of GDP and employed 6.9% of the economically active population. Construction activity increased by 0.2% in 2003 as compared to 0.5% in 2002, and 4.1% in 2001. Gross fixed investment in construction, which includes investment for building renovations by the public administration, increased by 1.8% in 2003, compared to 0.3% in 2002, and 3.2% in 2001.

Agriculture, Forestry and Fisheries

Agriculture, forestry and fisheries accounted for 2.7% of GDP in 2003, and employed 5.2% of the economically active population. The agricultural share of Italian GDP has declined steadily with the growth of industrial output since the 1960s. Italy's average farm size remains less than half of EU average. Italy is a net importer of all categories of food, except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the North and in the Southeast plains, olives are grown principally in Central and Southern Italy, and grapes are grown throughout the country.

Other Characteristics of the Italian Economy

Role of the Central Government in the Economy

Government-owned enterprises play a significant though decreasing role in the Italian economy. The state participates in the energy, banking, insurance, shipping, transportation and communications industries, among others, through its ownership of IRI (under voluntary liquidation since July 2000), ENI, ENEL and various other entities. In the 1990s, government-owned enterprises accounted for approximately 20.0% of GDP in terms of value added. By the end of 1997, such share had fallen to approximately 11.0% of GDP. In addition, the Central Government directly and indirectly owns shares in a number of publicly traded companies.

Since 1993, the Central Government has been privatizing various operating subsidiaries of the state holding companies and certain entities owned directly by the Ministry of Treasury. These privatizations include entities in the financial institution sector (IMI, INA, Istituto Bancario San Paolo di Torino, Banco di Napoli, Mediocredito Centrale), the telecommunications sector (Telecom Italia), oil integrated companies (ENI) and electricity utilities (ENEL). Under Italian law, all proceeds of the privatization of entities directly owned by the Treasury must be deposited into a fund established in 1993 for the purchase and repayment of outstanding Treasury securities. Accordingly, such proceeds reduce the ratio of public debt to GDP, but cannot be taken into account to offset current account deficits. From February 1994 to June 30, 2002, the Central Government has raised approximately 'E'66 billion, making the Italian privatization program one of the largest privatization programs in Europe. In 1999, the proceeds from privatizations were 'E'22,641 million (2.5% of GDP).
In 2000, privatization receipts fell to 'E'15,450 million. The proceeds from privatization further declined to 'E'3,000 million in 2001, the lowest since 1994, and to approximately 'E'10,000 million in 2002. In 2003, privatizations generated 'E'4.49 billion. In July 2003, Ente Tabacchi Italiani was privatized for 'E'2.32 billion and in October 2003, the second tranche of the privatization of Enel was completed, raising 'E'2.17 billion and reducing the Treasury's remaining stake to 61.0%.

Budget Deficits

Substantial budget deficits have been a persistent problem affecting the Italian economy. Prior attempts to deal with this problem have been hampered by, among other things, high levels of social spending and the fact that social services and other non-market activities of the central and local governments and their agencies and instrumentalities account for approximately 19.0% of total employment. In 1995, the Central Government reformed the pension system by linking each individual's benefits to the contributions made by such individual to the system.

This plan is to be implemented over an 18 year period and is expected to produce a reduction in projected pension expenditures. Further reforms to the pension system have been enacted by recent legislation tied to the 1998 budget law. See "--Measures of Fiscal Balance." Countries participating in the European Monetary Union are required to reduce "excessive deficits" and adopt a budgetary balance as a medium term objective. The reduction of the budget deficit has been a Central Government priority since 1992, as Italy pursued a policy of debt reduction to meet the conditions for membership in the European Monetary Union.

In 1995, the Central Government achieved its long standing objective of stabilizing its debt-to-GDP ratio, however, it remains above the debt ceiling required under the Maastricht Treaty. As a result, Italy's public debt as a percentage of GDP reached 124.3% in 1995, and has been dropping gradually since then, reaching 115.5% in 1999, 111.2% in 2000, 110.6% in 2001, 107.9% in 2002
and 106.2% in 2003. (Source: Bank of Italy Annual Report for 2003 (May 2004)). The Central Government, in its Stability Program update, dated November 2003, projected that the debt-to-GDP ratio would fall from 106.0% in 2003 to 100.9% in 2006, meeting the Maastricht Treaty requirement of 60.0% in 2016. (Source: 2003 Stability Program Update, November 2003)

Savings Rate

Historically, Italy has had a high savings rate. Although the savings rate has declined over the past three decades (most notably in the last five years) in Italy as in most of the developed world, household savings as a percentage of gross national disposable income was 19.1% in 1999, 18.8% in 2000, 19.2% in 2001, 19.2% in 2002 and 18.9% in 2003, among the highest of any G-7 country, according to OECD data. As a consequence, Italy has a significant domestic pool of capital available for investment and, although its fiscal deficits historically have been large, the high private savings rate has enabled the Central Government to finance those deficits principally in the domestic bond market.

The Cassa Depositi e Prestiti acts as the financial agency of the Central Government and provides financing, through postal savings, for investments of public entities at a local level. The Cassa Depositi e Prestiti was recently converted from a governmental agency into a private company.

Regional Disparities

The Italian economy is characterized by significant regional disparities. The level of economic development of Southern Italy is well below that of Northern Italy; per capita GDP of the Mezzogiorno (which includes the regions of Abruzzo, Molise, Campania, Puglia, Calabria and Basilicata, as well as the islands of Sicily and Sardinia) is lower than the per capita GDP of Northern Italy, although it has been narrowing in recent years due mainly to migration from the South to the Northern regions of Italy, despite large and long-standing infusions of development funds and other income transfers from the Central Government.

Since 1985, growth in Southern Italy has lagged as compared to Northern and Central Italy and has been concentrated in services, while agriculture has declined and industrial output has been stagnant. In 1994, agriculture accounted for approximately twice the proportion of employment in Southern Italy as compared to Northern and Central Italy, and manufacturing for 13.0% of value-added as compared with 25.0% elsewhere. Despite significant state intervention, the employment disparity between the Mezzogiorno and the rest of the country grew in the 1980s and 1990s. By the end of 1999, unemployment was twice as high in Southern Italy than in Italy as a whole. Unemployment in Southern Italy was approximately 19.3% in 2001, 18.3% in 2002 and 17.7% in 2003 as compared to 9.5%, 9.0% and 8.7% respectively, for Italy as a whole.

Investment Incentive Scheme

The Central Government has in the past funded an investment incentive scheme to encourage investment in the Mezzogiorno. This program has been terminated and its benefit was gradually phased out at the end of 1999. The Mezzogiorno investment scheme consisted of investment grants, tax incentives and exemptions from social security contributions for businesses operating in the Mezzogiorno. The Mezzogiorno Investment Scheme has been replaced by a new incentive scheme that covers all under-industrialized areas of Italy. The areas covered by this new scheme are the same areas covered by the European Union Regional Development Fund. See "The Economy -- Region of Campania". Italy receives certain grants and other transfers from the European Union. However, in each of the past ten years, its payments to the European Union have exceeded its receipts from the European Union.

Imports and Exports and Balance of Trade

Italy is fully integrated into the European and world economies, with imports and exports accounting for 27.4% and 27.5%, respectively, of Italian GDP in 2003. Italy's exports are dominated by manufactured goods, including industrial machinery, office machinery, automobiles, clothing, shoes and textiles. The European Union accounts for over half of Italian trade value. In 2003, countries within the European Union purchased 53.9% of Italian exports and supplied approximately 57.6% of imports. Italy's trade surplus with European Union countries amounted to 'E'3,784 million in 1998, mainly due to higher exports to the United Kingdom, the Netherlands and Spain. In 1999 and 2000, Italy's trade balance with European Union countries registered a surplus of 'E'1,427 million and a deficit of 'E'2.2 million, respectively. Italy's trade balance decreased substantially in 1999 and 2000 as compared to prior years due to higher trade deficits with Germany, the Netherlands and Ireland which were not balanced by higher exports to the other European Union member countries. Italy's overall trade surplus also decreased from 'E'14,026 million in 1999 and 'E'1,907 million in 2000, before increasing in 2001 to 'E'9,522 million, to 'E'14.6 billion in 2002, and decreased to 'E'8.4 billion in 2003 (Source: ISTAT, Bank of Italy Annual Report for 2003 (May 2004)).

Employment

The following table shows the change in total employment, the official employment rate and the official unemployment rate between 1999 and 2003. The unemployment rate does not include workers paid by the Wage Supplemental Fund (Cassa Integrazione Guadagni, "CIG"), which guarantees part of the wages of workers in the industrial sector who are temporarily laid off or have had reduced working hours.

                           Employment and Unemployment

                                                                Year Ended December 31,
                                   ----------------------------------------------------------------------------------
                                       1999             2000             2001             2002             2003
                                   --------------   --------------   --------------   --------------   --------------
Employment Volume (entire
economy)(1).....................           23,361           23,575           23,781           23,993           24.150
Participation Rate (%)(2).......            52.5%            53.5%            54.6%            55.4%            56.0%
Unemployment Rate (%)...........            11.4%            10.6%             9.5%             9.0%             8.7%

--------------
(1) Euro thousands
(2) Participation rate of population aged 15-64.
Source: ISTAT (2004) and Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act of 1933 (January 16, 2003).


The unemployment rate amounted to 11.4% in 1999 and decreased to 10.6% in 2000, principally due to positive trends in the service sector (in particular, business and household services) resulting in a greater number of available jobs. The unemployment rate in Italy fell to 9.5% in 2001, to 9.0% in 2002, and to 8.7% in 2003, but it still remains higher than the European Union average. (Source: Bank of Italy Annual Report for 2003 (May 2004)).

Unemployment in Southern Italy has been persistently higher than in Northern Italy and was approximately 19.3% in 2001, 18.3% in 2002 and 17.7% in 2003 as compared to 4.0%, 4.0% and 3.8% respectively in the northwestern regions. The differential narrowed slightly in the early 1990s, principally because unemployment in Northern and Central Italy is more sensitive to the business cycle than employment in Southern Italy, but the gap widened again in the last few years, as the economic contraction was larger in the South. Unemployment is also substantially higher among younger workers and women. The Central Government has adopted a number of programs to correct these imbalances, including programs that provide money for job trainings, particularly in the South, and programs that provide certain incentives to companies that hire young workers. The Central Government believes that a substantial "hidden economy" exists in Italy, consisting of persons who claim, for tax and other purposes, to be unemployed but actually hold a job, or who claim to hold a job but also perform other income-earning activities. In 2003, Italy's share of off-the-books employment remained large. The hidden economy is believed to be particularly persistent in areas of high official unemployment and among immigrant workers.

Although there were a series of short strikes between 1992-1994 protesting against certain aspects of the Central Government's program to reduce the budget deficit, the disruption to the economy from labor disputes has decreased significantly since the 1970s and early 1980s. In the six-year period 1992-1997, an average of 8.4 million man-hours of labor per year were lost as a consequence of labor disputes. By contrast, the average number of man-hours lost per year as a consequence of labor disputes was 116.6 million over the period 1978-1982, and 43.6 million over the period 1983-1990, 50.2 million in the period 1991-1997, and 23.3 million in the period 1998-2001. In 2003, 13.1 million hours were lost to strikes, a decrease of 61.5% as compared to 32.7 million hours lost in 2002 and 6.2 million hours lost in 2001. (Source: ISTAT)

The Central Government has recently implemented reforms aimed at creating greater flexibility in the labor market. Italian trade unions responded strongly to these reforms. The primary conflict between the Central Government and the trade unions has concerned the proposed temporary suspension of the application of an article of a 1970 labor law. Currently, this article provides that an employee dismissed without just cause has the right to seek reinstatement and indemnification from his or her employer. After long negotiations, the Central Government revised its proposed reforms to this article. The new proposal would temporarily suspend the article for newly-hired employees only at firms with more than 15 employees. To balance such temporary suspension, the Central Government offered the trade unions higher unemployment indemnity for employees. The new proposal caused a split in the trade unions: two trade unions, CISL and UIL, resolved to agree to the Central Government's new proposal by signing an agreement on July 5, 2002, in which the Central Government has committed to reduce the tax burden, not to introduce any change to the current pension system and to increase the unemployment allowances. The primary trade union, CGIL, opposed the new proposal.

Wages and Prices

Wages

Unit labor costs have historically been lower in Italy, on average, than in most other European countries. This is due to lower average earnings per employee, combined with higher productivity levels.

Wages, as measured by gross earnings per standard labor unit, increased by an average of 3.2% in 2003, as compared to 2.6% in 2002 and 3.5% in 2001. Labor costs per employee per standard labor unit, measured in terms of unit remuneration (i.e. the total of gross wages and social security charges) increased by 3.8% in 2003 as compared to 2.5% in 2002, and 3.2% in 2001. Labor costs per employee in the public sector increased by 5.5% in 2003 as compared to 3.3% in 2002 and in the private sector by 2.7% as compared to 2.2% in 2002. Labor costs per product unit, or LCPU, increased by 2.8% in 2001, 3.2% in 2002 and 4.2% in 2003. LCPU growth remains higher than in other major European countries. (Source: Bank of Italy Economic Bulletin.)

At the end of 1999, the Consumer Price Index increased by 1.7% primarily as a result of higher oil costs. In 2001, 2002 and 2003, the Consumer Price Index grew by 2.7%, 2.6% and 2.7% respectively. The increase in 2001 was primarily due to increases in core inflation (which is the harmonized consumer price index net of energy, unprocessed food, alcohol and tobacco products) offset by slower growth in the prices of energy and unprocessed food. In addition, inflationary pressures have been driven to a great extent by the ongoing increase of service prices. Inflation, as measured by the Consumer Price Index, was 2.6% during 2002, mainly due to price increases in education, hotels rents and clothing, and 2.7% in 2003, mainly due to higher taxes on tobacco products and increases in energy charges, restaurants and similar services, repair and maintenance services and financial services.

The following table illustrates trends in prices and wages for the periods indicated:

                                Prices and Wages

                                                                          Year Ended December 31,
                                                    ------------------------------------------------------------------
                                                          1999         2000         2001        2002         2003
                                                    --------------  ----------   ----------   --------    ------------
                                                                     ('E' thousands, except percentages)
                                                    ------------------------------------------------------------------
Cost of Living Index(1)                                   1.6          2.6         2.7          2.5            -
Consumer Price Index(1)(2)........................        1.7          2.5         2.7          2.6          2.7
Change in per capita gross wages .................        1.6          3.1         3.5          2.6          3.2
Change in unit labor costs(3).....................        1.6          0.7         2.6          3.2          4.1
Core Inflation Index(4)...........................        1.8          1.9         2.4          2.5          2.7


---------------
(1) The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee. It differs from the harmonized consumer price index in that the cost of living index is smaller in scope.

(2) In accordance with European Commission regulations, since January 2002 the harmonized consumer price index reflects reductions in prices (e.g. seasonal sales and promotional offers) taking place for a minimum period of 15 days (formerly 30 days). As a consequence, figures for 2002 are not directly comparable to previous data.

(3)  Unit labor costs are per capita wages reduced by productivity gains.

(4) The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.

Source: Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act of 1933 (February 11, 2003) and Bank of Italy Annual Report for 2003 (May 2004).

Foreign Trade

Italy is fully integrated into the European and world economies, with imports equal to 27.4% of GDP and exports accounting for 27.5% of GDP in 2003. (Source:
ISTAT 2003) In 2002, imports and exports amounted to 28.7% and 29.8% of GDP, respectively, and in 2001 imports and exports amounted to 25.3% and 26.2% respectively. In 2001, Italy's trade surplus rose to 'E'9.9 billion (or 1.0% of GDP) from 'E'1.9 billion in 2000 (or 0.1% of GDP) primarily as a result of the decline in the trade deficit with OPEC countries, due to the decrease in oil prices. In 2002, Italy's trade surplus was 'E'14.0 billion (1.1% of GDP) and in 2003 Italy's trade surplus fell to 'E'8.8 billion (0.7% of GDP).

In 2003, the volume of exports of goods and services declined by 3.9% (at constant prices) from the previous year compared to a decrease of 3.4% in 2002 and an increase of 1.6% in 2001. Italy's loss of competitiveness in 2003 was due almost entirely to the nominal appreciation of the euro. The contribution of net exports to real GDP growth in 2003 declined by 0.9% compared to a decline of 0.9% in 2002 and an increase of 0.3% in 2001. In 2003, the volume of imports of goods and services declined by 0.6% (at constant prices) compared to a decrease of 0.2% in 2002 and an increase of 0.5% in 2001. (Source: Bank of Italy Annual Report 2003 (May 2004)).

The following tables illustrate Italy's exports and imports for the years 1999 through 2003. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as "free on board" or "fob". Import amounts include all costs, insurance and freight, frequently referred to as "charged in full" or "cif".

                                  Foreign Trade

                                                                       Year Ended December 31,
                                                   --------------------------------------------------------------
                                                      1999        2000         2001         2002         2003
                                                   ----------   ---------    --------    ----------    ----------
                                                                            ('E' millions)
                                                   --------------------------------------------------------------
Exports (fob)
Agriculture, forestry and fishing.................     3,687      3,858         4,251        4,171        4,089
Minerals..........................................       430        525           546          683          673
Manufactured products.............................   215,803    254,679       265,490      261,520      249,164
  Food, beverage and tobacco products.............    12,051     13,066        14,009       15,010       14,609
  Textiles, leather products and clothing.........    34,411     40,078        43,302       41,207       38,022
  Wood and wood products..........................     1,329      1,510         1,505        1,471        1,286
  Paper, printing and publishing..................     5,029      5,933         6,084        6,156        5,871
  Refined oil products............................     2,604      5,181         5,061        4,454        5,353
  Chemical and pharmaceutical products............    19,472     24,136        25,754       26,906       25,721
  Rubber and plastic products.....................     8,228      9,389         9,673        9,853        9,568
  Non-metallic minerals and mineral products......     8,332      9,230         9,406        9,232        8,543
  Metals and metal products.......................    17,513     21,257        21,986       21,627       21,208
  Mechanic products and machinery.................    45,060     50,678        53,957       53,126       52,200
  Electric and precision machinery................    21,619     26,383        27,625       25,007       23,234
  Transport equipment.............................    25,253     30,389        29,620       30,520       28,714
  Other manufactured products.....................    14,902     17,449        17,508       16,951       14,835
  Furniture                                               --         --         9,440        9,266        8,473
Energy, gas and water production..................        23         22            46           35           20
Other.............................................     1,098      1,302         2,656        2,654        4,240
                                                     -------    -------       -------      -------      -------
  Total exports...................................   221,040    260,414       272,990      269,064      259,346
                                                     =======    =======       =======      =======      =======

---------------
Source:  Bank of Italy Annual Report for 2003 (May 2004).

                                                                       Year Ended December 31,
                                                      -----------------------------------------------------------
                                                        1999         2000        2001         2002        2003
                                                      --------    ----------   --------     --------    ---------
                                                                             ('E'millions)
                                                      -----------------------------------------------------------
Imports (cif)
Agriculture, forestry and fishing ................      8,603        9,228       9,021        9,047       9,088
Extractive industries ............................     15,243       29,561      28,718       26,282      27,496
Manufactured products ............................    181,552      217,023     220,985      220,442     213,958
  Food, beverage and tobacco products ............     15,645       17,135      18,373       18,450      18,129
  Textiles, leather products and clothing ........     14,743       18,249      20,189       20,266      19,860
  Wood and wood products .........................      2,980        3,393       3,249        3,356       3,292
  Paper, printing and publishing .................      6,222        7,207       6,719        6,556       6,142
  Refined oil products ...........................      3,161        5,378       4,626        5,045       4,711
  Chemical and pharmaceutical products ...........     28,097       33,231      33,991       35,279      35,144
  Rubber and plastic products ....................      4,792        5,387       5,396        5,509       5,444
  Non-metallic minerals and mineral products .....      2,509        2,843       2,955        2,956       2,797
  Metals and metal products ......................     20,350       26,277      25,674       24,288      23,469
  Mechanic products and machinery ................     17,564       20,354      20,707       20,720      19,356
  Electric and precision machinery ...............     30,982       38,269      37,275       34,748      32,922
  Transport equipment ............................     30,978       35,038      37,544       39,129      38,577
  Other manufactured products ....................      3,529        4,262       4,287        4,140       4,115
  Furniture.......................................         --           --       1,051        1,066       1,090
Energy, gas and water production .................      1,424        1,535       1,777        1,879       1,766
Other ............................................        193        1,160       3,257        3,577       4,783
                                                      -------      -------     -------      -------     -------
  Total imports ..................................    207,015      258,507     263,756      261,226     258,462
                                                      =======      =======     =======      =======     =======
Trade Balance                                          14,024        1,907       9,234        7,838         884
                                                      =======      =======     =======      =======     =======



---------------
Source: Bank of Italy Annual Report for 2003 (May 2004).

The Italian economy relies heavily on foreign sources for energy and other natural resources, and Italy is a net importer of chemical and pharmaceutical products and agricultural and food industry products as well as minerals, metals and metal products, electric and precision machinery and transport equipment. Of all major European countries, Italy is the most heavily dependent on imports of energy, importing 84.8% of its energy requirements in 2003. As a result, Italy's trade balance is vulnerable to fluctuations in oil prices. The long term challenge of Italian industries is to produce the surplus necessary to fund the purchase of imported energy, raw materials and agricultural products.

Balance of Payments

The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period.

Current Account

Following decreases in the current account surplus in each of 1997, 1998 and 1999, Italy registered a current account deficit in 2000. This was due to a deterioration in Italy's visible trade balance, as overall growth in imports exceeded growth in exports, reflecting Italy's weakening position relative to trade with European Union member countries. In 2001, the current account deficit decreased to 'E'740 million principally due to growth in exports exceeding growth in imports, before increasing to 'E'10.1 billion in 2002 principally due to the deficit on services and widening income deficit. In 2003, the current account deficit grew to 18.4 billion. This deterioration was mainly due to the reduction in the trade surplus together with the increase in deficits on income and transfers.

Capital Account

In 1999 and 2000, the capital account amounted to 'E'2,789 million and 'E'3,195 million, respectively, representing increases of 23.9% and 14.4% respectively as compared to the previous year. These increases were principally due to higher transfers from the European Union through the Regional Development Fund. In 2003, the capital account amounted to a surplus of 'E'2.5 billion as compared to a deficit of 'E'67 million in 2002 and 'E'0.9 billion in 2001.
The gain was attributable almost in its entirety to public transfers, which increased from a small deficit of 'E'0.1 billion in 2002 to a surplus of 'E'2.3 billion. A contributory factor was the increase of 'E'2 billion in the surplus vis-a-vis European Union institutions in relation to larger transfers from the Regional Development Fund.

The following table illustrates the balance of payments for the periods indicated:

                               Balance of Payments

                                                                  Year Ended December 31,
                                             ------------------------------------------------------------------
                                                1999          2000          2001          2002          2003
                                             ---------     ---------     ----------    ---------     ----------
                                                                        ('E' millions)
                                             ------------------------------------------------------------------
Current Account...........................       7,692        (6,305)         (740)      (10,014)      (18,363)
Goods.....................................      22,044        10,368        17,405        14,409         8,788
   Exports................................     221,484       260,906       273,596       267,582       259,098
   Import.................................     199,440       250,538       256,191       253,533       250,310
Services..................................       1,125         1,167            18         3,043        (3,031)
Income....................................     (10,392)      (13,099)      (11,635)      (15,396)      (17,002)
Transfers.................................      (5,085)       (4,742)       (6,527)       (5,624)       (7,117)
   to European Union Institutions.........      (4,684)       (4,905)       (5,634)      (5,6727)        6,289-
Capital Account...........................       2,789         3,195           936           (67)        2,454
Intangible assets.........................          (3)          (72)         (312)         (206)           86
Transfers.................................       2,792         3,267         1,248         1,139         2,540
   to European Union Institutions.........       3,201         3,624         1,748         1,626             -
Financial Account.........................      (8,867)        4,287        (3,294)        8,532        16,775
Direct Investments........................         178         1,149        (7,377)       (2,739)        6,507
   Abroad.................................      (6,309)      (13,368)      (23,995)      (18,194)       (8,037)
   In Italy...............................       6,487        14,517        16,618        15,455        14,544
Portfolio Investments.....................     (23,635)      (26,255)       (7,640)       16,107         3,373
   Assets.................................    (121,493)      (86,340)      (40,070)      (16,968)      (51,064)
   Liabilities............................      97,858        60,085        32,430       (33,075)      (54,064)
Financial derivatives.....................       1,766         2,501          (477)       (2,710)       (4,831)
Other Investments.........................       5,725        29,950        11,716           985        13,132
Change in official reserves...............       7,099        (3,058)          484        (3,111)       (1,406)
Errors and Omissions......................      (1,614)       (1,177)        3,098         1,549          (865)

---------------
Source: Bank of Italy Annual Report for 2003 (May 2004).
(1) Both exports and imports are stated on a "FOB" basis for purposes of the current account.

Exchange Rates

In January 1999, Italy, together with ten other European countries, introduced the Euro as its new national currency. The exchange rate was invariably fixed at Lit. 1,936.27 per Euro. As of January 1, 2002, the Euro was adopted as a single common currency, which replaced, over a maximum period of 2 months, the existing national currencies.

Reserves

Since 1992, the Central Government has followed a policy of generally strengthening official reserves. By the end of 1999, official reserves amounted to 'E'45,100 million. In 2000, official reserves increased to 'E'50,366 million, mainly due to variations in exchangeable currencies acquired during 2000. At the end of 2003, Italy's official reserves stood at 'E'50,088 million, a decrease of 1.4%, compared to 'E'53,040 million in 2002 and 'E'52,437 million in 2001. (Source: Annual
Report of the Bank of Italy for 2003 (May 2004)).

The following table illustrates the foreign exchange reserves of Italy for the periods indicated:

                            Foreign Exchange Reserves

                                                              Year Ended December 31,
                                 ---------------------------------------------------------------------------------
                                     1999             2000             2001              2002             2003
                                 -------------     ---------       ------------      -----------       -----------
                                                                    ('E' millions)
                                 ---------------------------------------------------------------------------------
Gold..........................       22,775           23,098           24,732            25,764           26,042
SDRs(1).......................          163              255              337               103              123
Total position with IMF.......        3,537            2,916            3,647             3,726            3,289
Net foreign exchange..........       18,537           24,097           23,721            23,447           20,634
Other net reserves............        1,769               --               --                 -           50,088
                                     ------           ------           ------            ------           ------
Total reserves................       45,100           50,366           52,437            53,040           50,088
                                     ======           ======           ======            ======           ======

---------------
Source: Bank of Italy Annual Report for 2003 (May 2004).
(1) Special Deposit Rights

Monetary Policy

The European System of Central Banks

Prior to Italy's adoption of the Euro, the Bank of Italy was responsible for conducting monetary policy. As of January 1, 1999, which marked the beginning of Stage III of the European Economic and Monetary Union, the 11 countries joining the EMU officially adopted the Euro, and the Eurosystem became responsible for conducting a single monetary policy.

The European System of Central Banks ("ESCB") consists of the European Central Bank ("ECB"), established on June 1, 1998, and the national central banks of the European Union member states. The Eurosystem is formed by the 12 national central banks in the Euro area and the ECB. So long as there are European Union member states that have not yet adopted the Euro (Denmark, Sweden and the United Kingdom), there will be a distinction between the 12-country Eurosystem and the 15-country ESCB. The three national central banks of non-participating countries do not take part in the decision-making of the single monetary policy, they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.

The Eurosystem is principally responsible for:

         o     defining and implementing the monetary policy of the Euro area;

         o conducting foreign exchange operations and holding and managing the official foreign reserves of the Euro area countries;

         o     issuing banknotes in the Euro area; and

         o     promoting the smooth operation of payment systems.

The ESCB is governed by the decision-making bodies of the ECB which are:

         o the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council;

         o the Governing council, composed of the members of the Executive Board and the governors of the 11 national central banks, in charge of formulating the monetary policy in the Euro area; and

         o the General Council composed of the Executive Board and the 15 national central banks and contributes to the advisory functions of the ECB.

The ECB is independent of the national central banks and the governments of the member states and has its own independent budget, its capital is not funded by the European Community but has been subscribed and paid up by the national central banks of the member states which have adopted the Euro, pro-rated to the GDP and population of each such member state. The fully paid-up subscriptions of euro area national central banks to the capital of the ECB of 'E'5,564,669,247.19 amounted to a total of 'E'3.978,226,562.17 at December
31, 2003. (Source: European Central Bank).

The Bank of Italy

The Bank of Italy was founded in 1893. It supervises and regulates the Italian banking industry, as discussed below, and operates services for the banking industry as a whole, including a central information office on credit risks. It also supervises and regulates non-bank financial intermediaries. The Bank of Italy had assets of 'E'145,526 million at December 31, 2003.

Regulation of Italian banks is conducted by the Interministerial Committee for Credit and Savings, the Treasury and the Bank of Italy. The principal objectives of such regulation are the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system. During the 1980s, Italian banking and European Community authorities began a process of substantial deregulation, which resulted in a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services.

The Interbank Fund (Fondo Interbancario di Tutela dei Depositi), established in 1987 by a group consisting of the principal Italian banks, protects depositors against the risk of insolvency of their bank and the loss of their deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties and, in the case of declared insolvency, guarantees the refund of deposits of banking customers up to a predetermined percentage of each deposit account (which is 100.0% for accounts up to 'E'103,291 million and 75.0% for the subsequent 'E'435,166 million), subject to a maximum limit of 'E'516,457 million per account.

Italian banks' bad debts as percentage of total loans increased in 2003 to 4.7% ('E'51,267 million), compared to 4.5% ('E'46,325 million) in 2002, 4.7%
('E'45,429 million) in 2001 and 5.7% ('E'51,933 million) in 2000. Further, two major Italian industrial groups recently defaulted on their payment obligations. Cirio defaulted in November 2002 and Parmalat defaulted in December 2003, and in both cases special insolvency proceedings have been initiated.

Public Finance

The State budget includes the revenues and expenditures of the Central Government and certain agencies and entities whose budgets must be approved by Parliament. Other entities whose budgets are not subject to Parliamentary approval, including autonomous agencies, regional and local governments and authorities and the national social security agencies (which are referred to, collectively with the Central Government and the agencies included in the budget, as the "public sector"), are reflected in the state budget only to the extent of the Central Government's receipts from and transfers to such entities. In April 1997, Parliament enacted legislation to reform the budget process. The objectives of the reform are to simplify the structure of the budget, to enable quicker decision making by Parliament, to promote a more efficient allocation of resources and more effective monitoring of expenditures and to increase the responsibility and administrative autonomy of senior civil servants.

Measures of Fiscal Balance

Italy reports the fiscal balance of the public sector using the following two principal measures:

         (i) Net borrowing is the consolidated revenues minus the consolidated expenditures of the general government (as defined and adopted by European Union countries). This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. For most internal purposes, Italy uses the state sector borrowing requirement as its principal measure of financial balance. The state sector is narrower than the public sector because it excludes local and regional governments and authorities and the national social security agencies. However, in the past, the Central Government has been the principal source of funds for financing deficits of the public sector, and consequently in the past the state sector borrowing requirement and the NBR have not been materially different. General government is narrower than the public sector because it excludes certain agencies and authorities; and

         (ii) Primary surplus, which is the Financial Balance less interest payments and other borrowing costs of the Central Government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

The Statistical Office of the European Communities, or Eurostat, published a decision relating to the methods of accounting for securitizations in July 2002. Pursuant to the Eurostat decision, Italy will be required to account for receipts, aggregating approximately 'E'6.7 billion, from certain real estate and state lottery proceeds securitization transactions, which took place in 2001, in the three-year period 2002-2004 and not in 2001.

The table below shows selected public finance indicators for the periods indicated.

                       Selected Public Finance Indicators

                                                              Year Ended December 31,
                                 ----------------------------------------------------------------------------------
                                    1999              2000             2001              2002              2003
                                 ---------          --------        ---------         ----------        -----------
                                                                ('E' millions)
                                 ----------------------------------------------------------------------------------
Public government
expenditure.................         536,105         541,944          588,841           600,007           634,595
% of GDP....................           48.4%           46.5%            48.3%             47.6%             48.8%
General government revenues.         516,980         534,400          556,579           571,604           602,763
% of GDP....................           46.7%           45.8%            45.7%             45.3%             46.3%
Net borrowing                         19,125           7,544           32,262            28,403            31,832
% of GDP....................            1.7%            0.6%             2.6%              2.3%              2.4%
Primary surplus.............          55,613          67,789           47,308            44,144            37,459
% of GDP....................            5.0%            5.8%             3.9%              3.5%               2.9
Public debt                        1,273,243       1,290,459        1,347,805         1,360,253         1,381,394
% of GDP....................          114.9%          110.6%           110.6%            107.9%            106.2%

---------------
Source: Bank of Italy Annual Report for 2003 (May 2004).

Central Government net borrowing in 2003 was 2.4% of GDP compared to 2.3% in 2002 and 2.6% in 2001. Interest payments in 2003 declined to 5.3% compared to 5.8% in 2002. The primary surplus declined to 2.9% of GDP compared to 3.5% in 2002 and 3.9% in 2001. Most of the decrease can be attributed to the poor performance of the economy in 2003. The decrease in the primary surplus was lessened by an increase in one-off measures, which rose from 1.5% of GDP in 2002 to approximately 2.0% in 2003. As a result of the various tax regularization schemes, taxes and social security contributions rose by 0.9% of GDP. Primary current expenditure increased by 1.0%.

The most important one-off measures that affected net borrowing in 2003 included the tax regularization schemes, sales of public buildings, the advance payment required from banks acting as tax collection agents, the special taxes in lieu of income tax introduced in the Finance Law for 2002 and the payments of substitute tax on the revaluation of corporate assets that was introduced in 2000.

Governmental Objectives

The Central Government sets forth the principal policy objectives, which, since 1992, have mainly focused on reducing net borrowing and stabilizing the debt-to-GDP ratio, in a four year planning document (referred to as the "Economic and Financial Planning Program Document", "2004 - 2007 Program Document" and "DPEF 2004 - 2007").

The Economic and Finance Program Document (Documento di Programmazione Economica e Finanziaria or "DPEF 2004 - 2007"), prepared by the Treasury and presented each year to the Parliament, sets forth two sets of forecast revenues and expenditures: the first assuming no change from current policy and the second assuming the Central Government's proposed programmatic changes are adopted. The Economic and Financial Planning Program Document is presented to the Parliament along with the draft budget.

The 2004 - 2007 Program Document

For the past four years Italy has been successful at meeting the ambitious targets set for fiscal consolidation, while introducing reforms to modernize the public sector and tax system. Although Italy substantially reduced its budget deficit, the ratio of public debt-to-GDP remains well above the 60.0% reference rate established by the Maastricht Treaty.

In July 2003, the Central Government finalized and presented to Parliament its 2004 - 2007 Program Document, which contemplates the following reforms:

         o fiscal reform, designed to continue to reduce the tax burden in order to stimulate economic growth while reducing current expenditures to balance the lower tax revenues;

         o labor market reforms, aimed at increasing the efficiency and liquidity of the labor market by introducing new standard forms of labor contracts, improving the flow of information relating to job opportunities, strengthening job training programs and reforming unemployment and other types of employment-related compensation especially to facilitate the access of women to the labor market; and

         o school reform, aimed at improving the national education system by increasing the number of years of university studies, introducing two year specialization courses and decreasing the minimum age for nursery school.

The following table shows Italy's principal public finance targets for the years indicated, as well as the gross domestic product, inflation and unemployment assumptions underlying the 2004 - 2007 Program Document.

                                                          2004            2005            2006            2007
                                                        --------        ---------      ----------       ----------
                                                                                (Target)
                                                        ----------------------------------------------------------
  Current account surplus, as % of GDP...                 (0.5)           (0.3)           (0.1)            0.1
  Primary balance, as % of GDP...........                  3.1             3.8             4.6             5.2
  Interest expense, as % of GDP .........                  4.9             5.0             5.0             5.1
  Net borrowing, as % of GDP.............                 (1.8)           (1.2)           (0.5)           (0.1)
  Structural net borrowing, as % of GDP                   (1.3)           (0.8)           (0.3)            0.1
  Public debt, as % of GDP...............                104.2           101.7            99.4            97.1
  GDP (% real growth rate)...............                  2.0             2.3             2.5             2.6
  Inflation (% real growth)..............                  1.7             1.5             1.4             1.4
  Unemployment rate (%)..................                  8.5             8.2             7.9             7.5

---------------
Source: Ministero dell'Economia e delle Finanze, Economic and Financial Planning Program Document 2004 - 2007.

The 2004 - 2007 Stability and Growth Program

In November 2003, Italy presented its update to its stability and growth program for the period 2004 - 2007 ("2003 Stability Program") to the Council of the European Union and the European Union Commission. The 2003 Stability Program is based on the 2004 - 2007 Program Document approved by parliament in July 2003 and amended on September 30, 2003; the Forecasting and Planning Report for 2004; on the Finance Bill for 2004; and on the law decree n.269/2003. The following table compares the principal finance indicators included in the 2003 Stability
Program:

2003 Stability Program

                                         2002         2003          2004         2005          2006          2007
                                       --------     --------      --------     --------      --------      -------
                                                                   (Percentage of GDP)
                                       ---------------------------------------------------------------------------
  Real GDP growth rate at constant           0.4          0.5           1.9          2.2           2.5          2.6
  market prices.....................
  Net borrowing, as % of GDP........        (2.3)        (2.5)         (2.2)        (1.5)         (0.7)         0.0
  Public debt, as % of GDP .........       106.7        106.0         105.0        103.0         100.9         98.6

---------------
Source: 2003 Stability Program Update November 2003 Ministero dell'Economia e delle Finanze.

The 2003 Stability Program follows the Code of Conduct adopted by the European Union's Council on July 10, 2001, and follows the strategy outlined by the Central Government in the DPEF 2004-2007 document. It describes the structural improvements in public finances in the medium term and analyses the impact of the population's ageing trends on public finances up to the year 2050. Further, it indicates a set of preliminary estimates for the public sector's assets and liability balance sheet.

The Council of the European Union issued an opinion on February 10, 2004, setting forth the following considerations associated with the achievement of the budgetary targets set forth in Italy's 2003 Stability Programs and the November 2003 Program Update:

         o Projected real GDP growth appears to be within the higher end of the forecasting range;

         o Based on the current budget, the 3.0% of GDP deficit threshold could already be breached in 2004 in the event of weaker-than-projected economic conditions; and

         o the planned replacement of one-off measures, the implementation of structural expenditure cuts and the pace of reduction in the debt ratio may fail to be successful.

Furthermore, the Council of the European Union recommended:

         o     the pace of debt reduction should be accelerated;

         o that measures should be taken to raise employment rates, especially among older workers and women, and to control the evolution of age-related spending; and

         o     timely implementation of the proposed pension reform.

(Source: Official Journal of the European Union, Council Opinion, February 10, 2004.)

Taxation

Italy's tax structure includes taxes imposed at the Central Government and local level and provides for both direct taxation and indirect taxation through a value added tax ("VAT") and other transaction-based taxes. Direct taxes include personal income taxes, corporate taxes and local taxes. In 2003, direct taxes increased by 4.2% or 'E'7.1 billion on a cash basis and indirect taxes increased by 5.2% or 'E'8 billion. (Source: Bank of Italy Annual Report for
2003 (May 2004)). In January 2003, the first step of the personal income tax reform came into force. The tax reforms introduced in the Finance Law for 2003 are aimed at reducing the overall tax burden and simplifying the tax system and will lead to two personal income tax rates instead of the present five. Deductions are aimed primarily at low and medium-income taxpayers. In the first phase of the reform changes were made to the first three income brackets and the relevant tax rates. The tax rate applied to the first income bracket was increased while that applicable to the third tax bracket was decreased. (Source:
Bank of Italy, Economic Bulletin, No. 36, March 2003). In 2003, the corporate tax rate (IRPEG) was decreased to 34.0% compared to 35.0% in 2002. (Source: Bank of Italy Annual Report for 2003 (May 2004)). As of January 1, 2004, the IRPEG tax will be replaced by the IRES, which has only one tax bracket, amounting to 33.0%. The regional tax on productive activities (IRAP) is also to be phased out by the tax reform. (Source: DPEF 2004 - 2007 Program Document).

The new tax regime brings Italy in line with European standards, increasing national competition and the ability to attract foreign direct investment. The tax reform is also aimed at decreasing the size of the underground economy through the introduction by the 2003 budget law of a number of tax amnesties (concordato e condono). These are different from other tax amnesties in that there are no penalties for unpaid taxes from previous periods, and only require a one-off payment from the taxpayer. They are also intended to allow for future efficiency and a greater capacity to fight tax evasion.

VAT is imposed on the sale of goods and the rendering of services performed for consideration in connection with a business or profession, and on all imports of goods or services. Italy has already issued legislation to harmonize its VAT with applicable European Union directives. The basic VAT rate is 20.0%, although certain goods and services qualify for an exemption from VAT or a reduced rate. In addition to VAT, indirect taxes include customs duties, IRAP, taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.

Low tax compliance has been a longstanding concern for the Central Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion, and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Central Government is under-reporting of income by self-employed persons and small enterprises. In response to this problem, Parliament enacted a new form of minimum income tax for self-employed persons and small enterprises. The minimum tax is determined on a presumed minimum income for such a self-employed person or small enterprise, based on location, age, organization and type of activity. If the taxpayer does not declare the minimum income set forth, there will be an automatic intervention by the tax authorities to verify the accounts of such taxpayer. The Parliament also enacted a new tax on enterprises' capital which may, in the case of medium- and small-sized enterprises, be levied based on assets. The Central Government's efforts to increase tax compliance during the last three years have led to an increase in the general tax base and to an improvement in compliance.

Health, Education, Labor and other Social Welfare Expenditures

The Central Government currently administers almost all the country's social security and welfare programs. These programs are funded in part by contributions from employers and employees and in part from general tax revenues. In 2003, social benefits in cash which include pensions, unemployment benefits and wage supplementation, family allowances and public employees' severance pay amounted to 17.2% of GDP as compared to 17.0% in 2002, and 16.6% in 2001. In 2003, compensation of employees which includes general government social security contributions was 11.0% of GDP as compared to 10.8% in 2002 and 10.8% in 2001. In 2003, other current expenditures which include expenditures on pharmaceuticals, were 3.2% of GDP as compared to 2.9% in 2001 and 2.8% in 2000. Italy's health expenditures are in line with the European Union average, accounting for approximately one-fifth of total social expenditures. A key objective of the Central Government is to shift social spending from pensions, through reforms of the state pension system, to programs designed to increase employment. (Source: Annual Report of Bank of Italy for 2003 (2004)).

In 1995, Parliament enacted legislation to reform the pension system and reduce pension expenditures by approximately 'E'51 billion over ten years. The new pension system, which will apply to all employees with 18 years or less of employment experience, has begun to be implemented and will be completed at the end of 2013. Once phased in, each individual's pension will be determined on the basis of the contributions, adjusted for GDP growth, made to the system by the individual or by his or her employer on their behalf. No additional contributions will be made by the Central Government.

Since October 1992, the Central Government has initiated a series of reforms to the state pension system designed to reduce the level of benefits provided by the Central Government and to promote the development of private pension funds to supplement Central Government retirement benefits. Employer and employee contributions to the national social security pension system continue to be compulsory and have not been reduced by the reforms, although benefits have been reduced. In August 1995, the Central Government reformed the pension system by linking each individual's benefits to the contributions made by such individual to the system. This plan is to be implemented over an 18 year period and is expected to produce a reduction in projected pension expenditures over the next ten years. Further reforms to the pension system have been enacted by legislation tied to the 1998 budget law, which are aimed at further reducing and harmonizing the level of benefits.

Italy's public health service was traditionally run principally by regional governments with funds provided by the Central Government. In lieu of such transfers, the regions will be granted rights to raise certain taxes and to receive a portion of certain taxes raised by the Central Government. All local health care authorities were converted to joint stock companies in 1993 and are directed by managers with fixed-term work contracts and with pay partly contingent on performance. In response to rising costs, the Central Government began imposing charges for treatment and drugs beginning in 1998, subject to exemptions for low-income patients and for life-preserving measures. Health expenditure increased by 2.5% in 2003 or 6.3% as a percentage of GDP, as compared to 4.1% in 2002.

Most children attend the state school system, and attendance is compulsory from ages six to fifteen. The Central Government has introduced programs to increase vocational and technical training. In 1997, the Central Government implemented a major reform of the education system, which among other things, increased the number of years of compulsory education from eight to ten years and imposed higher standards for the end-of-school exam.

Public Debt

Italy's public debt includes Treasury securities and borrowings, debt incurred by the social security agencies and regional and local governments and authorities and debt incurred by autonomous agencies within the state sector.

Italy's public debt as a percentage of GDP remains the highest among G-7 countries. However, in 1995, the Central Government reduced the debt-to-GDP ratio for the first time in 16 years as compared to 123.8% from 124.3% in 1994 and to 110.6% in 2001. The public debt of Italy as of December 31, 2003 amounted to 106.2%, representing 2.4% of GDP as compared to 2002 when it amounted to 107.9%, representing 2.3% of GDP, 2.6% in 2001, and 1.7% in 1999. Because of the substantial interest component in the annual budget, continued stabilization will require significant reductions in expenditures.

In this section, "external debt" means debt initially incurred or issued outside Italy, regardless of the currency of denomination and "short term debt" means debt that has a maturity at issuance of up to eighteen months.

The following table summarizes Italy's public debt as of the periods indicated:

                                                                    Year Ended December 31,
                                               -----------------------------------------------------------------------
                                                  1999            2000           2001           2002           2003
                                               ---------       ---------      ---------      ---------      ---------
                                                                         ('E' millions)
                                               -----------------------------------------------------------------------
Medium and long term debt................        977,831       1,014,507      1,035,192      1,038,547      1,054,174
Short term debt..........................        119,966         102,053        113,947        113,515        119,598
Other debts..............................        107,069         101,844        106,858        106,481        128,391
Money and Deposits                               107,809         112,564        128,848        143,188        100,717
                                               ---------       ---------      ---------      ---------      ---------
Total public debt........................      1,312,675       1,330,969      1,384,845      1,401,731      1,402,879
                                               =========       =========      =========      =========      =========

---------------
Source: Bank of Italy Annual Report for 2003 (May 2004).

External Debt

External debt is debt initially incurred or issued outside Italy, regardless of the currency of denomination. Total external public debt as of December 31, 2003, was 'E'104,187 million, as compared to 'E'94,339 million as of December 31, 2001. (Source: Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act of 1933 (January 16, 2003)).

The following table summarizes the external public debt as of December 31 in each of the years 1999 through 2003.

                              External Public Debt

                                                                       Year Ended December 31,
                                                     --------------------------------------------------------------
                                                      1999          2000          2001          2002          2003
                                                     ------        ------        ------        ------       -------
                                                                             ('E' millions)
                                                     --------------------------------------------------------------
External Treasury Bonds.......................       58,140        69,471        79,795        81,201        84,147
FS Bonds and loans(1).........................        6,052         5,434         4,867         3,857         2,376
ANAS Bonds....................................          782           519           516            --            --
Other State sector entities...................        2,254         1,833         1,453         1,018           814
Other general Central Government entities.....        7,594         5,955         6,612         8,263        16,850
                                                     ------        ------        ------        ------       -------
Total external public debt (2) ...............       74,822        83,212        94,243        94,339       104,187
                                                     ======        ======        ======        ======       =======


---------------
Source: Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act of 1933 (March 9, 2005)
(1) includes FS bonds and other debt incurred by FS outside Italy and assumed by the Treasury by law in 1996.
(2)  Does not include other external debt incurred by FS and ANAS.



The following table sets forth a breakdown of the external public debt, excluding external public debt of other State sector entities and other Central Government entities, by currency, as of December 31 in each of the years 1999 through 2003.

                                                                    Year Ended December 31,
                                             -----------------------------------------------------------------------
                                               1999           2000           2001            2002              2003
                                             ----------     ---------      ----------      ---------       ---------
                                                                           (millions)
                                             -----------------------------------------------------------------------
Euro...................................         21,073         21,496          25,310         21,753          21,354
U.S. Dollars...........................         24,692         29,074          30,866         38,591          45,675
Swiss Francs...........................          3,800          5,800           6,800          7,800           8,800
Japanese Yen...........................      1,475,000      1,675,000       1,475,000      1,475,000       1,325,000
British Pounds.........................            700          1,305           2,505          2,005           2,605
Norwegian Kroner.......................             --             --              --          2,000           4,000


---------------
Source: Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act 1933 (March 9, 2005).

Debt Service

The aggregate amount of scheduled repayments in respect of the principal amount on Treasury securities constituting external debt outstanding as of December 31, 2002 was as follows:

                                                                             Year Ended December 31,
                                                               --------------------------------------------------------
                                                                 2004           2005        2006-2011    2012 and after
                                                               -------         -------      ---------    --------------
                                                                                   (millions)
                                                               --------------------------------------------------------
Euro.................................................             1,176          3,000          9,796         7,382
British Pounds.......................................                --            105            600         1,900
Swiss Francs.........................................             1,000          1,300          6,500            --
U.S. Dollars.........................................             2,086          4,100         25,989        13,500
Japanese Yen.........................................           200,000        225,000        450,000       450,000
Norwegian Kroner.....................................                --             --             --         4,000

---------------
Source: Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act 1933 (March 9, 2005).

Debt Record

Since its founding in 1946, the Republic of Italy has never defaulted on the payment of principal or interest on any of its internal or external indebtedness.

Exchange Controls

The following discussion of exchange controls in Italy summarizes relevant Italian laws in force at the date hereof, but may not contain all of the exchange control considerations that may be relevant to an investor in deciding whether to invest in the Notes.

There are no exchange controls as such in Italy restricting rights deriving from the ownership of the Notes. Residents and non-residents of Italy may effect any investments, divestments and other transactions relating to transfers of assets to or from Italy, subject only to the reporting, record-keeping and disclosure requirements described below. Residents of Italy may hold foreign currency and foreign securities of any kind, within or outside of Italy. Non-residents of Italy may invest in Italian securities without restriction and may export funds, instruments of credit or payment and securities from Italy, whether in foreign currency or Euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.

Certain procedural requirements, however, are imposed by law. Italian residents, as well as non-resident investors who transfer, directly or indirectly (through banks or other intermediaries) into or out of Italy, cash, investments of credit or other securities in excess of 'E'10,329 must report all such transfers to the Italian Exchange Office (Ufficio Italiano dei Cambi or "UIC"). In case of indirect transfers, banks or other intermediaries are required to maintain records of all such transfers for five years (for inspection, inter alia, by Italian tax and judicial authorities). Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting or in certain cases of incomplete reporting, criminal penalties. The UIC is required to maintain reports for a period of ten years and may use such reports, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

Individuals, non-profit entities and informal partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy, as well as the total amount of transfers to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period such persons no longer own foreign investments or financial assets. No such tax disclosure is required if: (i) such foreign investments or financial assets are exempt from income tax; or (ii) the total value of such foreign investments of financial assets at the end of the taxable period of the total amount of the transfers effected during the fiscal year does not exceed 'E'10,329.
Corporate residents of Italy are exempt from such tax disclosure requirements with respect to their annual tax returns because this information is required to be discussed in their financial statements.

There can be no assurance that the present regulatory environment in or outside Italy will stay intact or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership in the European Union and other international organizations and its adherence to various bilateral and multilateral international agreements.

                               OFFICIAL STATEMENTS

Information included herein which is identified as being derived from a publication of the City or one of their agencies or instrumentalities is included herein on the authority of such publication as a public official document of the City. All other information herein and in the Registration Statement of which this Prospectus is a part, other than that included under the caption Underwriting herein, is included as a public official statement made on the authority of Dott. Enrico Cardillo, Assessore alle Risorse Strategiche, City of Naples.





                 AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

The Authorized Representative of the City in the United States of America is Mr. Donald J. Puglisi, Puglisi & Associates, whose address is 850 Library Avenue, Suite 204, P. O. Box 885, Newark, Delaware 19715.

              SCHEDULE OF OUTSTANDING DEBT AS OF DECEMBER 31, 2003

                                                                                                       Outstanding at 31st
                                                          Final year of          Original Amount       December, 2003/ 1st
                        Lender                           maturity (euro)          Issued (euro)        January, 2004 (euro)
----------------------------------------------------    -------------------     -------------------   ----------------------
Cassa Depositi e Prestiti............................                  2004          103,652,051.82           10,633,028.84
Cassa Depositi e Prestiti............................                  2005              139,443.36                1,272.26
Cassa Depositi e Prestiti............................                  2006              157,519.35                3,753.99
Cassa Depositi e Prestiti............................                  2007           98,667,696.14           33,836,878.64
Cassa Depositi e Prestiti............................                  2008           75,906,776.84           30,163,131.51
Cassa Depositi e Prestiti............................                  2009           20,258,021.45            8,399,967.04
Cassa Depositi e Prestiti............................                  2010           71,651,021.29           38,468,523.08
Cassa Depositi e Prestiti............................                  2011           77,306,461.39           45,874,034.18
Cassa Depositi e Prestiti............................                  2012            8,949,337.30            4,896,224.63
Cassa Depositi e Prestiti............................                  2013               26,223.10                5,690.43
Cassa Depositi e Prestiti............................                  2015           92,070,204.57           52,143,016.03
Cassa Depositi e Prestiti............................            After 2015          424,865,234.19          407,752,803.26

S. Paolo IMI.........................................                  2012          164,494,962.89          122,611,020.68
S. Paolo IMI.........................................                  2018           37,536,354.11           31,273,522.16
S. Paolo IMI.........................................                  2023              450,000.00              450,000.00
Crediop 4.95%........................................                  2006           24,015,422.68           10,107,825.60
Crediop 6.35%........................................                  2009           15,925,538.14            9,997,586.15
INPDAP 6%............................................                  2014           26,395,480.20           21,434,565.98
Crediop floating.....................................                  2015            3,873,426.74            3,310,831.79
Unicredit floating...................................                  2015            4,648,112.09            3,955,213.14
Prestito Obbligazionario.............................                  2006          154,937,069.72           46,481,120.92
                                                                                                      ---------------------
TOTAL................................................                                                        881,800,010.31
                                                                                                      =====================


                        Schedule of Outstanding Debt as of
               January 1, 1998, 1999, 2000, 2001 and 2002 by Lender


                                                                        Outstanding at January 1,
                                                ------------------------------------------------------------------------------
                   Lender                            1998            1999            2000             2001            2002
                                                --------------  --------------  --------------  --------------  --------------
                                                                              ('E' millions)

CASSA DEPOSITI E PRESTITI...................           475.3           505.4          434.5           448.7           415.6
BANCO DI NAPOLI.............................           230.1           198.4          190.8           182.6           164.2
ISTITUTI DI PREVIDENZA......................            38.0            27.6           26.4            25.3            22.8
I.B. S. PAOLO DI TORINO (CREDIOP)...........            30.0            39.9           36.4            36.5            28.0
OTHER.......................................            19.6             1.9            5.7             5.0             4.2
PRESTITO OBBLIGAZIONARIO....................           139.4           123.9          108.5            93.0            62.0
                                                       -----           -----          -----            ----            ----
     TOTAL OUTSTANDING DEBT.................           932.5           897.3          802.3           791.1           696.8
                                                       =====           =====          =====           =====           =====